As filed with the Securities and Exchange Commission on December 29, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Nevada	China Expert Technology, Inc.	77-0322379
(State or Other Jurisdiction of Incorporation	(Name of Registrant in Our Charter)	(I.R.S. Employer Identification No.)
or Organization)
Clarence Chung
Room 2703-04, Great Eagle Center		Room 2703-04, Great Eagle Center
23 Harbour Road		23 Harbour Road
Wanchai, Hong Kong	9995	Wanchai, Hong Kong
(Address and telephone number of Principal	(Primary Standard Industrial	(Name, address and telephone number
Executive Offices and Principal Place of Business)	Classification Code Number)	of agent for service)

Copies to:
Clayton E. Parker, Esq. Kirkpatrick & Lockhart Nicholson Graham LLP 201 S. Biscayne Boulevard, Suite 2000 Miami, Florida 33131 Telephone: (305)539-3300 Telecopier: (305)358-7095	Ronald S. Haligman, Esq. Kirkpatrick & Lockhart Nicholson Graham LLP 201 S. Biscayne Boulevard, Suite 2000 Miami, Florida 33131 Telephone: (305)539-3300 Telecopier: (305)358-7095

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box.☐

CALCULATION OF REGISTRATION FEE
Title Of Each Class Of Securities To Be Registered	Amount To Be Registered		Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount Of Registration Fee
Common Stock, par value $0.01 per share	16,000,000	shares (2)	$1.87	$29,920,000	$3,500.64
TOTAL	16,000,000	shares (2)	$1.87	$29,920,000	$3,500.64

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933. For the purposes of this table, we have used the average of the closing bid and asked prices as of a recent date.

(2)	Of these shares, 9,529,412 shares of common stock are being registered under secured convertible debentures and 6,470,588 shares of common stock are being registered under warrants.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

Subject to completion, dated December ___, 2005

CHINA EXPERT TECHNOLOGY, INC.
16,000,000 shares of common stock

This Prospectus relates to the sale of up to 16,000,000 shares of China Expert Technology, Inc. (“China Expert” or the “Company”) common stock by certain persons who are stockholders of the Company. The selling stockholders consist of:

•
Alpha Capital AG, which may sell up to 2,435,593 of common stock, which includes 251,844 shares of common stock previously issued upon the conversion of convertible debentures, 1,203,357 shares of common stock issuable upon the conversion of the convertible debentures and 980,392 shares issuable upon the exercise of warrants.

•
DKR Soundshore Oasis Holding Fund, Ltd., which may sell up to 5,091,504 of common stock, which includes 724,005 shares of common stock previously issued upon the conversion of convertible debentures, 2,406,714 shares of common stock issuable upon the conversion of the convertible debentures, and 1,960,785 shares issuable upon the exercise of warrants.

•
Ellis International, which may sell up to 1,207,003 of common stock, which includes 115,128 shares of common stock previously issued upon the conversion of convertible debentures, 601,679 shares of common stock issuable upon the conversion of the convertible debentures, and 490,196 shares issuable upon the exercise of warrants.

•
Platinum Partners Advisors, LLC, which may sell up to 1,240,850 of common stock, which includes 215,866 shares of common stock previously issued upon the conversion of convertible debentures, 240,671 shares of common stock issuable upon the conversion of the convertible debentures, and 784,313 shares issuable upon the exercise of warrants.

•
Platinum Long Term Growth I, LLC, which may sell up to 6,025,050 of common stock, which includes 1,002,426 shares of common stock previously issued upon the conversion of convertible debentures, 2,767,722 shares of common stock issuable upon the conversion of the convertible debentures, and 2,254,902 shares issuable upon the exercise of warrants.

Please refer to the “Selling Stockholders” section beginning on page 13.

China Expert is not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. All costs associated with this registration will be borne by the Company.

The shares of common stock are being offered for sale by the selling stockholders at prices established on the Over-the-Counter Bulletin Board during the term of this offering. On December 27, 2005, the last reported sale price of our common stock was $1.87 per share. Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol “CXTI.OB.” The price of our common stock will fluctuate based on the demand for the shares of common stock.

The selling stockholders may convert the secured convertible debentures described in this Prospectus into shares of the Company’s common stock, par value $0.001 per share, at a conversion price of equal to 75% of the average of the volume weighted average prices of China Expert’s common stock for the five consecutive trading days immediately prior to the date of conversion. The secured convertible debentures accrue interest at a rate of 7% per year and have a one-year term. In no event will the conversion price be greater than $1.80 per share. For a detailed discussion of the secured convertible debentures, please refer to the “Selling Stockholders” section on page 13.

Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under applicable state law or that an exemption from registration is available.

These securities are speculative and involve a high degree of risk. Please refer to “Risk Factors” beginning on page 6.

1

No underwriter or person has been engaged to facilitate the sale of shares of common stock in this offering. This offering will terminate 24 months after the accompanying registration statement is declared effective by the United States Securities and Exchange Commission.

The information in this Prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to buy these securities in any state where the offer or sale is not permitted.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is __________, 2005

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TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
THE OFFERING	3
SUMMARY CONSOLIDATED FINANCIAL INFORMATION	4
RISK FACTORS	6
FORWARD LOOKING STATEMENTS	12
SELLING STOCKHOLDERS	13
USE OF PROCEEDS	17
DILUTION	18
PLAN OF DISTRIBUTION	19
MANAGEMENT’S ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	21
DESCRIPTION OF BUSINESS	28
MANAGEMENT	31
DESCRIPTION OF PROPERTY	34
LEGAL PROCEEDINGS	35
PRINCIPAL STOCKHOLDERS	36
MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS	37
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	38
DESCRIPTION OF CAPITAL STOCK	39
EXPERTS	41
VALIDITY OF SECURITIES	41
HOW TO GET MORE INFORMATION	41
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES	F-i
PART II	II 1

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PROSPECTUS SUMMARY

The following is only a summary of the information, financial statements and the notes included in this Prospectus. You should read the entire Prospectus carefully, including “Risk Factors” and our Financial Statements and the notes to the Financial Statements before making any investment decision.

Our Company

China Expert was incorporated in the State of Nevada on June 18, 1990 as QQQ-Huntor Associates, Inc. On July 21, 1995, the Company changed its domicile to the State of Texas and merged into Unimex Transnational Consultants, Inc, a Texas corporation. On April 26, 1996, the Company reorganized and acquired all the issued and outstanding stock of Dakota Mining & Exploration Ltd. for 9,529,412 shares of the Company’s common stock, and changed the name of the Company to Canadian Northern Lites, Inc. As a result of the transaction in which the Company acquired all the outstanding shares of Dakota, Dakota became a wholly-owned subsidiary of the Company. In August 1999, the Company voluntarily filed a registration statement on Form 10-SB, in order to make information concerning itself more readily available to the public by becoming subject to the reporting requirements under the Securities Exchange Act of 1934 (the “Exchange Act”).

On July 10, 2000, the Company merged into Leopard Capital Inc., and became a Nevada corporation with the new name of Leopard Capital Inc. On December 5, 2000, the Company spun-off Dakota, its wholly-owned subsidiary, by distributing the shares of Dakota on a pro-rata basis to the shareholders of the Company. On January 4, 2001, 1,600,000 non-voting common shares of the Company were converted to voting common shares making the Company a subsidiary of Hudson Capital Corporation.

On February 9, 2004, the Company completed a share exchange with the stockholders of China Expert Network Company Limited, a Hong Kong corporation. In the exchange, the Company acquired 30,000,000 shares of China Expert Network Company Limited common stock from the shareholders of China Expert Network Company Limited, representing all of the issued and outstanding stock of China Expert Network Company Limited in exchange for the issuance of 19,935,000 shares of the Company’s common stock. In conjunction with the exchange, the Company also issued a total of 1,400,000 additional shares of common stock to various parties as compensation for consulting services for the reverse takeover. On April 12, 2004, following completion of the share exchange transaction, the Company changed its name to China Expert Technology, Inc. China Expert Network Company Limited is now a wholly-owned subsidiary of the Company, and the shares of China Expert Network Company Limited common stock represent the Company’s most significant asset. The Company, through China Expert Network Company Limited and China Expert Network Company Limited’s wholly-owned subsidiary, Expert Network (Shenzhen) Co. Ltd. (“Expert Network”), provides large-scale e-government infrastructure construction and consulting services for community and municipal governments in China, including enterprise information platform construction, public LAN construction, software development, website planning and development, workflow management and computer hosting services. The Company is the only private enterprise with the authority to provide technological achievement appraisal services for information technology companies in China.

Recent Developments

In 2005, the Company was awarded three e-government contracts with city municipalities, including the Jinjiang Municipality and the Dehua Municipality.

For the nine months ended September 30, 2005, our revenues totaled $26,039,463, representing an increase of approximately 63% as compared to that in the corresponding period of 2004. During the third quarter of 2005, we continued to carry out the projects with the Jinjiang and the Dehua Municipality, and all of our revenue during the quarter, which totaled $9,029,867, is attributable to these projects.

We continue to use our best efforts to promote our e-government services and to expand and improve our relationships with various counties and provinces in China. During the third quarter of 2005 we signed a contract with the Electric Administration Management Company Limited of Huian County and a contract with the Nan’an City People’s Municipality of Fujian Province.

About Us

Our principal office is located at Room 2703-04, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong. The telephone number is 852-2802-1555, and our website is http://tech.chinaexpertnet.com.

THE OFFERING

This offering relates to the sale of common stock by certain persons who are the selling stockholders. The selling stockholders consist of:

•
Alpha Capital AG, which may sell up to 2,435,593 of common stock, which includes 251,844 shares of common stock previously issued upon the conversion of convertible debentures, 1,203,357 shares of common stock issuable upon the conversion of the convertible debentures and 980,392 shares issuable upon the exercise of warrants.

•
DKR Soundshore Oasis Holding Fund, Ltd., which may sell up to 5,091,504 of common stock, which includes 724,005 shares of common stock previously issued upon the conversion of convertible debentures, 2,406,714 shares of common stock issuable upon the conversion of the convertible debentures, and 1,960,785 shares issuable upon the exercise of warrants.

•
Ellis International, which may sell up to 1,207,003 of common stock, which includes 115,128 shares of common stock previously issued upon the conversion of convertible debentures, 601,679 shares of common stock issuable upon the conversion of the convertible debentures, and 490,196 shares issuable upon the exercise of warrants.

•
Platinum Partners Advisors, LLC, which may sell up to 1,240,850 of common stock, which includes 215,866 shares of common stock previously issued upon the conversion of convertible debentures, 240,671 shares of common stock issuable upon the conversion of the convertible debentures, and 784,313 shares issuable upon the exercise of warrants.

•
Platinum Long Term Growth I, LLC, which may sell up to 6,025,050 of common stock, which includes 1,002,426 shares of common stock previously issued upon the conversion of convertible debentures, 2,767,722 shares of common stock issuable upon the conversion of the convertible debentures, and 2,254,902 shares issuable upon the exercise of warrants.

Common Stock Offered	16,000,000 shares by selling stockholders
Offering Price	Market price
Common Stock Outstanding Before the Offering	25,902,996 shares as of December 27, 2005
Use of Proceeds

We will not receive any proceeds of the shares offered by the selling stockholder. Any proceeds we receive upon the exercise of the warrants will be used for general working capital purposes only. See “Use of Proceeds.”

Risk Factors	The securities offered hereby involve a high degree of risk and immediate substantial dilution. See “Risk Factors” and “Dilution.”
Over-the-Counter Bulletin Board Symbol	CXTI.OB

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following is a summary of our financial statements, which are included elsewhere in this Prospectus. You should read the following data together with the section of this Prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as with our financial statements and the notes thereto which accompany this Prospectus.

CHINA EXPERT TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF INCOME

	For the Three Months Ended 9/30/05 (Unaudited)	For the Three Months Ended 9/30/04 (Unaudited)	For the Nine Months Ended 9/30/05 (Unaudited)	For the Nine Months Ended 9/30/04 (Unaudited)	For the Year Ended 12/31/04	For the Year Ended 12/31/03

Revenue	$9,029,867	$7,409,365	$26,039,463	$15,976,322	$26,831,135	$5,666,934
Cost of revenue	(4,942,107)	(4,359,545)	(14,285,693)	(9,397,897)	(14,469,900)	(2,706,174)

Gross profit	4,087,760	3,049,820	11,753,770	6,578,425	12,361,235	2,960,760
Other income	6,142	10,454	15,977	47,978	2,872	—
Advertising and promotional expenses	—	—	—	—	(1,101,205)	(6,501)
General and administrative expenses	(1,194,261)	(340,202)	(1,780,911)	(949,660)	(1,193,849)	(894,299)
Intangible assets amortization	(96,401)	(96,401)	(289,203)	(289,203)	(385,604)	(385,604)
Depreciation and amortization	(4,340)	(14,117)	(14,144)	(42,656)	(36,222)	(161,372)
Other expenses	—	—	(6,221)	(22,065)	(22,065)	—

Income/(loss) from operations	2,798,900	2,609,554	9,679,268	5,322,819	9,625,162	1,512,984
Interest income	—	—	—	—	24,350	745

Income before income tax	2,798,900	2,609,554	9,679,268	5,322,819	9,649,512	1,513,729
Income tax expenses	(335,216)	(451,669)	(1,745,923)	(1,123,812)	(1,882,671)	(303,316)

Net income (loss)	$2,463,684	$2,157,885	$7,933,345	$4,199,007	$7,766,841	$1,210,413
Foreign currency translation adjustment	422,424	—	422,424	—	—	—
Comprehensive income	2,886,108	2,157,885	8,355,769	4,199,007	7,766,841	1,210,413

Basic net income/(loss) per share	$0.104	$0.090	$0.329	$0.179	$0.33	$0.06

Weighted average common stock outstanding
- basic and diluted	23,593,727	23,863,474	24,141,028	23,444,458	23,737,929	21,335,000

CHINA EXPERT TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS

	September 30, 2005	December 31, 2004	December 31, 2003
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$5,780,920	$3,265,318	$47,223
Accounts receivable	3,491,361	4,438,331	—
Cost & estimated earnings in excess of billings
on uncompleted contracts	11,263,660	—	—
Amount due from a director	360	360	—
Amount due from a former officer	1,766,737	2,022,525	94,787
Loan to a director	—	3,031,479	—
Prepayments, deposits and other receivables	3,380,396	3,871,440	1,287,889
Total current assets	25,683,434	16,629,453	1,429,899

Property and equipment, net	31,536	21,131	52,120
Intangible assets, net	—	289,203	674,807
Prepaid consultancy fees	1,687,500	2,062,500	—
Deferred tax assets	—	271,758	315,745
Total assets	$27,402,470	$19,274,045	$2,472,571

Liabilities And Stockholders’ Equity

Current liabilities
Accounts payable	$907,512	$975,118	$9,686
Deposits received	—	-	93,141
Accrued expenses	120,603	248,556	364,951
Billings in excess of costs and estimated earnings on uncompleted contracts	—	—	164,820
Amount due to a director	160,459	160,459	—
Amount due to a former officer	2,689,210	2,137,881	—
Amounts due to shareholders	4,201	730	—
Income taxes payable	856,775	2,148,319	309,634
PRC business tax	1,039,185	957,804	274,542
Total current liabilities	$5,777,945	$6,628,867	$1,216,774

Commitments and contingencies		—	—

Stockholders’ equity
common stock, $0.001 par value, 200,000,000 shares authorized; 23,593,727 shares issued and outstanding at September 30, 2005; 24,414,679 shares issued and outstanding at December 31, 2004; 21,335,000 shares issued and outstanding at December 31, 2003	23,593	24,414	21,335
Additional Paid-in capital	8,078,566	7,454,167	3,834,706
Accumulated other comprehensive income	422,424	—	—
Retained earnings/(accumulated deficit)	13,099,942	5,166,597	(2,600,244)
Total stockholders’ equity	$21,624,525	$12,645,178	$1,255,797

Total liabilities and stockholders’ equity	$27,402,470	$19,274,045	$2,472,571

RISK FACTORS

We are subject to various risks that may materially harm our business, financial condition and results of operations. You should carefully consider the risks and uncertainties described below and the other information in this filing before deciding to purchase our common stock. If any of these risks or uncertainties actually occurs, our business, financial condition or operating results could be materially harmed. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risk Related To Our Business

Our Success Will Depend On Public Acceptance Of E-government Market In China, And The Lack of Public Acceptance Could Negatively Affect Our Business

Our current customers are mainly municipality governments in China, for which we provide large scale e-government construction and maintenance, as well as information technology training for city officials. Contracts with the municipality governments account for approximately 100% of our revenues. We cannot be certain that a viable e-government market for these information technology and training services will be sustainable in the future. If this market is not sustained in China and we are unable to refocus our services on the private sector market or other in-demand technologies, our growth would be negatively affected. Although municipality governments in China have recently increased focus on and funding for technology initiatives, we cannot be certain that these initiatives will continue in the future. Budget cutbacks or political changes could result in a change of focus or reductions in funding for technology initiatives, which could force us to curtail or cease our business operations. If there is a lack of acceptance or slow growth of the e-government market in China, the number of our clients and our revenues will be adversely affected. Our future results of operations will depend substantially upon the increased acceptance for e-government services in China.

Our Customers Are City Governments in China, And These Customers May Be Able To Cancel, Reduce Or Delay Their Orders With Penalty Which Would Adversely Affect Our Revenue

When we submit a tender for an e-government contract with municipality governments, we must also submit a feasibility report for that particular city government for its assessments and approval. Generally, our customers may cancel, reduce or delay orders and commitments with penalty. Significant or numerous cancellations, reductions or delays in orders by our clients, or any inability to pay for our services could have a material adverse effect on our operating results. If problems with payments occur in the future, our revenues will significantly decrease and this may curtail our operations.

We May Not Be Able To Maintain Our Technological Expertise, Which Would Adversely Impact Our Business

The markets for our information technology services are characterized by rapidly changing technology and evolving process development. The continued success of our business will depend upon our ability to:

•	maintain and enhance our technological capabilities;

•	develop and market e-government services which meet changing customer needs; and

•	successfully anticipate or respond to technological changes in e-government processes on a cost-effective and timely basis.

We cannot be certain that we will develop capabilities required by our customers in the future. Also, the emergence of new technologies, industry standards or customer requirements may render our equipment, inventory or processes obsolete or noncompetitive. In addition, we may have to acquire new testing technologies and equipment and train personnel to remain competitive. The acquisition and implementation of new technologies and equipment and training of new personnel may require significant expense or capital investment. Our failure to anticipate and adapt to our customers’ changing technological needs and requirements would have an adverse effect on our business.

We Have An Unproven Business Model And A Short Operating History, Which Makes It Difficult To Evaluate Our Current Business And Future Prospects And Cause Our Revenues To Decline

We have only a limited operating history in China upon which to base an evaluation of our current business and future prospects and we have yet to receive widespread acceptance of our services. We started our current business in China in February 2004. Our limited operating history and the overall economic environment in China make an evaluation of our business and prospects very difficult. We encounter certain risks and difficulties including, but are not limited to, the following:

•	our new and unproven business model and technology;

•	the difficulties we face in managing rapid growth in personnel and operations;

•	the response by our customers, which are city governments, and strategic partners to our products and services;

•	the timing and success of new product and service introductions and new technologies by our competitors; and,

•	our ability to build awareness and receive recognition in the information technology market in China.

We may not be able to successfully address any of these risks. Failure to adequately do so could seriously impair our ability to operate and cause our revenues to decline.

We Could Lose Revenues And Clients And Expose Our Company To Liability If We Fail To Meet Client Expectations

We create, implement and maintain information technology and e-governments services that are often critical to our clients’ operations. If our technology and e-government solutions or other applications have significant defects or errors or fail to meet our clients’ expectations, we may:

•	Lose revenues due to adverse client reaction or inability to obtain other clients;
•	Be required to provide additional remediation services to a client at no charge;
•	Receive negative publicity, which could damage our reputation and adversely affect our ability to attract or retain clients; or
•	Suffer claims for substantial damages against us, regardless of our responsibility for the failure.

The negative publicity, inability to retain clients and the successful assertion of any large claim against us could force us to curtail or cease our business operations.

We May Incur Significant Operating Losses In The Future, Which May Force Us to Cease Operations Or Significantly Curtail Our Business

Our success to generate revenues depends on numerous factors, including the ability to service our clients, provide needed information technology services and products, collect revenues from our clients, and general acceptance of our e-government services if China. There can be no assurances that we will be able to generate revenues to effectively operate our business in the future. In addition, we expect our operating expenses to increase in the future as we, among other things:

•	hire additional personnel, including marketing personnel, engineers and other technical staff;

•	hire senior executives and members of our senior management team;

•	expand our selling and marketing activities;

•	expand our product and service offerings;

•	expand the number of locations in China where we conduct business;

•	increase our research and development efforts to upgrade our existing products and services and develop new products, services and technologies; and,

•	upgrade our operational and financial systems, procedures and controls.

If our revenue does not grow to offset these expected increased expenses, we will not be profitable. You should not consider past revenue and earnings as indicative of our future performance. In future quarters, our revenue or earnings could decline or fail to grow. Furthermore, if our operating expenses exceed our expectations, our financial performance will be adversely affected.

The Chinese Government Could Change Its Policies Toward Private Enterprise Or Even Nationalize Or Expropriate It, Which Could Result In The Total Loss Of Our Investment

Our business is subject to significant political and economic uncertainties and may be adversely affected by political, economic and social developments in China. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time with little, if any, prior notice.

Changes in China’s policies, laws and regulations or in its interpretation or its imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to stockholders, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business. Nationalization or expropriation could even result in the total loss of our investment in China and in the total loss of your investment.

If Relations Between The United States And China Worsen, Our Stock Price May Decrease And We May Have Difficulty Accessing U.S. Capital Markets

At various times during recent years, the United States and China have had significant disagreements over political and economic issues and controversies may arise in the future between these two countries. Any political or trade controversies between the United States and China, whether or not directly related to our business, could adversely affect the market price of our common stock and our ability to access U.S. capital markets. This will also adversely impact our shareholders’ ability to sell shares of our common stock.

The Overall Economic, Political And Social Conditions In China, As Well As Government Policies Could Affect Our Business

All of our business, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects, including in the areas of government involvement; level of development; growth rate; control of foreign exchange; and allocation of resources.

The economy of China has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the government continues to play a significant role in regulating industry by imposing industrial policies. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

The economy of China has experienced significant growth in the past 20 years, but growth has been uneven both geographically and among various sectors of the economy. The Chinese government has implemented various measures from time to time to control the rate of economic growth. Some of these measures benefit the overall economy of China, but may have a negative effect on us. For example, our operating results and financial condition may be adversely affected by:

•	changes in the rate or method of taxation;

•	imposition of additional restrictions on currency conversion and remittances abroad;

•	reduction in tariff or quota protection and other import restrictions; and

•	changes in the usage and costs of state-controlled services.

Government Control Of Currency Conversion And Future Movements In Exchange Rates May Adversely Affect Our Operations And Financial Results

In the event we generate revenues, we expect to receive substantially all of our revenues in Renminbi, or RMB, the currency of China. A portion of such revenues will be converted into other currencies to meet our foreign currency obligations. Foreign exchange transactions under our regulated Chinese capital account, including principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures.

Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rate and current exchange rates on the world financial markets. The official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. In July 2005, the Chinese Government has announced a revaluation of the Renminbi by 2%. Our financial condition and results of operations may also be affected by changes in the value of certain currencies other than the Renminbi in which our earnings and obligations are denominated. In particular, an appreciation of the Renminbi is likely to decrease the portion of our cash flow required to satisfy our foreign currency-denominated obligations.

The Chinese Legal System Is Not Fully Developed And Has Inherent Uncertainties That Could Limit The Legal Protections Available To You

The Chinese legal system is a system based on written statutes and their interpretation by the Supreme People’s Court. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. Two examples are the promulgation of the Contract Law of China to unify the various economic contract laws into a single code, which went into effect on October 1, 1999, and the Securities Law of China, which went into effect on July 1, 1999. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. In addition, as the Chinese legal system develops, changes in such laws and regulations, their interpretation or their enforcement may have a material adverse effect on our business operations.

It May Be Difficult To Serve Us With Legal Process Or Enforce Judgments Against Our Management Or Us.

All or a substantial portion of our assets are located in China. In addition, our directors and officers are non-residents of the United States, and all or substantial portions of the assets of such non-residents are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons. Moreover, there is doubt as to whether the courts of China would enforce:

•	judgments of United States courts against us, our directors or our officers based on the civil liability provisions of the securities laws of the United States or any state; or

•	in original actions brought in China, liabilities against non-residents or us based upon the securities laws of the United States or any state.

We Depend On The Continued Services Of Our Executive Officers, And The Loss Of Key Personnel Could Affect Our Ability To Successfully Grow Our Business.

We are highly dependent upon the services of our senior management team, particularly Mr. Xhu Xiaoxin, our CEO, President and Director, and Mr. Huang Tao, Chairman and Director. The permanent loss for any reason of one or more of our other key executives, could have a material adverse effect upon our operating results. We may not be able to locate suitable replacements for our executives if their services were lost. We do not maintain key man life insurance on any of these individuals. Our future success will also depend, in part, upon our continuing ability to attract and retain highly qualified personnel.

Risks Related To This Offering

Future Sales By Our Stockholders May Adversely Affect Our Stock Price And Our Ability To Raise Funds In New Stock Offerings

Sales of our common stock in the public market following this offering could lower the market price of our common stock. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable or at all. Of the 25,902,996 shares of common stock outstanding as of December 27, 2005, 7,402,163 shares are, or will be, freely tradable without restriction, unless held by our “affiliates.” The remaining 18,500,833 shares of common stock which are held by existing stockholders, including officers and directors, are restricted securities. Some of these shares may be resold under Rule 144.

Existing Shareholders Will Experience Significant Dilution From Our Sale Of Shares Pursuant To The Conversion Of Convertible Debentures

The selling stockholders may convert the secured convertible debentures described herein into shares of our common stock, at a conversion price which is at a 25% discount to the market price. The subsequent sale of such shares by the selling stockholders could cause significant downward pressure on the price of China Expert’s common stock. This is especially the case if the shares being placed into the market exceed the market’s demand for the shares of China Expert’s common stock. As the stock price of China Expert’s common stock declines, the selling stockholders will be entitled to receive an increasing number of shares under the convertible debentures. The sale of such increasing number of shares by the selling stockholders could cause further downward pressure on the stock price to the detriment and dilution of existing investors, as well as the selling stockholders in this offering.

Further, there is no maximum number of shares China Expert might be required to issue under securities with market-price based conversion or exercise prices, such as securities issued in connection with the secured convertible debentures, except for the 4.99% limitation on each of the selling stockholder’s ownership interest in China Expert at any one time. However, the selling stockholders may acquire and sell a number of shares that far exceeds this limit, through the continual purchase and sale of shares.

As a result, our net income per share could decrease in future periods, and the market price of our common stock could decline. In addition, the lower our stock price, the more shares of common stock we will have to issue upon conversion of the secured convertible debentures. If our stock price is lower, then our existing stockholders would experience greater dilution.

The Selling Stockholders Intends To Sell Its Shares Of common stock In The Market, Which Sales May Cause Our Stock Price To Decline

China Expert has been informed that the selling stockholders intend to sell in the public market the shares of common stock are being registered under secured convertible debentures and under warrants.  That means that up to 16,000,000 shares may be sold by the selling stockholders. Such sales may cause our stock price to decline.

The Sale Of Our Stock Under The Secured Convertible debentures Could Encourage Short Sales By Third Parties, Which Could Contribute To The Future Decline Of Our Stock Price

In many circumstances the provision of secured convertible debentures for companies that are traded on the Over-the-Counter Bulletin Board has the potential to cause a significant downward pressure on the price of common stock. This is especially the case if the shares being placed into the market exceed the market’s ability to take up the increased stock or if China Expert has not performed in such a manner to show that the debt raised will be used to grow China Expert. Such an event could place further downward pressure on the price of common stock.

The outstanding secured convertible debentures are convertible at a 25% discount to the market price of our common stock. As a result, the opportunity exists for short sellers and others to contribute to the future decline of China Expert’s stock price. Persons engaging in short sales first sell shares that they do not own, and thereafter, purchase shares to cover their previous sales. To the extent the stock price declines between the time the person sells the shares and subsequently purchases the shares, the person engaging in short sales will profit from the transaction, and the greater the decline in the stock, the greater the profit to the person engaging in such short-sales. Because the secured convertible debentures are convertible at a discount to market, it is possible that the debentures could be converted if the market price of our common stock declines, thus, supplying any short sellers with the opportunity to cover their short positions. By contrast, a person owning a long position in a stock, such as an investor purchasing shares in this offering, first purchases the shares at the then market price, if the stock price declines while the person owns the shares, then upon the sale of such shares the person maintaining the long position will incur a loss, and the greater the decline in the stock price, the greater the loss which is incurred by the person owning a long position in the stock.

If there are significant short sales of our stock, the price decline that would result from this activity will cause our share price to decline more so which in turn may cause long holders of our stock to sell their shares thereby contributing to sales of stock in the market. If there is an imbalance on the sell side of the market for our stock the price will decline. It is not possible to predict if the circumstances where by a short sales could materialize or to what our share price could drop. In some companies that have been subjected to short sales their stock price has dropped to near zero. We cannot provide any assurances that this situation will not happen to us.

The Sequential Purchase And Sale Of Market Price-Based Securities In The Context Of A Declining Market Price Could Result In A Change Of Control.

In the event of a decline in the market price of China Expert’s common stock, through the purchase and conversion of shares under the secured convertible debentures, the subsequent resale of such shares could result in China Expert issuing a sufficient number of shares of common stock registered in this offering, which if held by one or more stockholders working together, could result in a change of control.

Our Common Stock Is Deemed To Be “Penny Stock,” Which May Make It More Difficult For New Investors To Sell Their Shares Due To Suitability Requirements

Our common stock is deemed to be “penny stock” as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. Penny stocks are stocks:

•	With a price of less than $5.00 per share;

•	That are not traded on a “recognized” national exchange;

•	Whose prices are not quoted on the Nasdaq automated quotation system;

•	Nasdaq stocks that trade below $5.00 per share are deemed a “penny stock” for purposes of Section 15(b)(6) of the Exchange Act;

•
In issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. These requirements may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline.

FORWARD-LOOKING STATEMENTS

Information included or incorporated by reference in this Prospectus may contain forward-looking statements. This information may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “may,”  “should,”  “expect,”  “anticipate,”  “estimate,”  “believe,”  “intend” or “project” or the negative of these words or other variations on these words or comparable terminology.

This Prospectus contains forward-looking statements, including statements regarding, among other things, (a) our projected sales and profitability, (b) our growth strategies, (c) anticipated trends in our industry, (d) our future financing plans and (e) our anticipated needs for working capital. These statements may be found under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Business,” as well as in this Prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this Prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Prospectus will in fact occur.

SELLING STOCKHOLDERS

The following table presents information regarding the selling stockholders. The selling shareholders are the entities who have assisted in or provided financing to China Expert. A description of each selling shareholder’s relationship to China Expert and how each selling shareholder acquired the shares to be sold in this offering is detailed in the information immediately following this table.

Selling Stockholder	Shares Beneficially Owned Before Offering		Percentage of Outstanding Shares Beneficially Owned Before Offering (1)	Shares to be Sold in the Offering	Percentage of Shares Beneficially Owned After Offering (1)
Alpha Capital A	1,292,560	(2)	4.99%	2,435,593	0%
DKR Soundshore Oasis Holding Fund, Ltd.	1,292,560	(3)	4.99%	5,091,504	0%
Ellis International	823,529	(4)	4.66%	1,207,003	0%
Platinum Partners Advisors, LLC	329,411	(5)	4.79%	1,240,850	0%
Platinum Long Term Growth I, LLC	1,292,560	(6)	4.99%	6,025,050	0%
Total	5,030,620			16,000,000

(1)
Applicable percentage of ownership is based on 25,902,996 shares of common stock outstanding as of December 27, 2005, together with securities exercisable or convertible into shares of common stock within 60 days of December 27, 2005, for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Note that affiliates are subject to Rule 144 and Insider trading regulations - percentage computation is for form purposes only.

(2)
Represents 251,844 shares of common stock converted on November 7, 2005 pursuant to the convertible debentures and 1,040,716 shares underlying the conversion of the convertible debentures and the shares of common stock upon the issuance of the warrants, taking into account the 4.99% ownership limitation set forth in the convertible debentures and the warrants.

(3)
Represents 724,005 shares of common stock converted on November 7, 2005 pursuant to the convertible debentures and 568,555 shares underlying the conversion of the convertible debentures and the shares of common stock upon the issuance of the warrants, taking into account the 4.99% ownership limitation set forth in the convertible debentures and the warrants.

(4)
Represents 115,128 shares of common stock converted on November 6, 2005 pursuant to the convertible debentures, 601,679 shares underlying the conversion of the convertible debentures and 490,196 shares of common stock upon the issuance of the warrants.

(5)
Represents 215,866 shares of common stock converted on November 7, 2005 pursuant to the convertible debentures, 240,671 shares underlying the conversion of the convertible debentures and 784,313 shares of common stock upon the issuance of the warrants.

(6)
Represents 1,002,426 shares of common stock converted on November 7, 2005 pursuant to the convertible debentures and 290,134 shares underlying the conversion of the convertible debentures and the shares of common stock upon the issuance of the warrants, taking into account the 4.99% ownership limitation set forth in the convertible debentures and the warrants.

The following information contains a description of each selling shareholder’s relationship to China Expert and how each selling shareholder acquired the shares to be sold in this offering is detailed below. None of the selling stockholders have held a position or office, or had any other material relationship, with the Company.

Shares Acquired In Financing Transactions With China Expert

The selling stockholders consist of Alpha Capital AG, DKR Soundshore Oasis Holding Fund, Ltd., Ellis International, Platinum Partners Advisors, LLC and Platinum Long Term Growth I, LLC. The selling stockholders acquired their shares being registered in this offering in financing transactions with China Expert, as explained below:

•
Securities Purchase Agreement. On October 31, 2005, we entered into a Securities Purchase Agreement, dated as of October 21, 2005, (the “Securities Purchase Agreement”), with each selling stockholder pursuant to which, we agreed to sell, and each selling stockholder agreed to purchase in the aggregate, severally and not jointly, up to $6,000,000 of secured convertible debentures. We are registering in this offering 10,000,000 shares of common stock issuable upon the conversion of the secured convertible debentures. Pursuant to the Securities Purchase Agreement, we granted to the selling stockholders a security interest in certain of our assets as collateral for repayment of the secured convertible debentures. Our subsidiaries, China Expert Network Co., Ltd., a Hong Kong corporation, Expert Network (Shenzhen) Co, Ltd, a company incorporated under the laws of Shenzhen, China, and Hong Zhong Holdings, Ltd., a British Virgin Islands corporation, have each agreed to guarantee our obligations to the selling stockholders. In addition, the selling stockholders have the right of first refusal to participate in future financings by us for a period of twelve months following the effective date of the Registration Statement.

•
Secured Convertible Debentures. Pursuant to the Securities Purchase Agreement, on October 31, 2005, we issued to the selling stockholders 7% secured convertible debentures in the aggregate amount of $6,000,000. The selling stockholders have the right to convert the full face amount of the debentures into our common stock at a price per share equal to the lesser of (a) $1.80 per share, or (b) 75% of the average of the volume weighted average prices of our common stock for the five consecutive trading days immediately preceding the conversion date; provided, however, that each selling stockholder is not entitled to convert the debentures for a number of shares of our common stock in excess of that number of shares of common stock, which upon giving effect to such conversion, would cause the aggregate number of shares of our common stock beneficially owned by the selling stockholders to exceed 4.99% of the outstanding shares of our common stock following such conversion. At any time after this Registration Statement filed by the Company is declared effective by the Securities and Exchange Commission, we may deliver a notice to the holder of the secured convertible debentures of our election to redeem some or all of the then outstanding secured convertible debentures, for an amount, in cash, equal to 125% of the principal amount of the secured convertible debenture then outstanding, plus accrued but unpaid interest and all liquidated damages and other amounts due in respect of the secured convertible debentures. At our option, under the secured convertible debentures, we are required to make quarterly payment of interest payable in cash or shares of common stock, subject to certain conditions. The due date for payment of the secured convertible debentures may be accelerated as the result of the occurrence of certain events of default, which include, but are not limited to, defaults by us in making required payments, defaults by us under the Securities Purchase Agreement and other material agreements, bankruptcy, or failure to cause a registration statement for the shares of our common stock underlying the secured convertible debentures to be declared effective within 200 days after the closing date, which occurred on October 31, 2005.

On November 1, 2005, we received $5,529,940.50 representing the net proceeds from the issuance of secured convertible debentures to the selling stockholders under the Securities Purchase Agreement. On November 6, 2005, we received a notice of conversion from Ellis International Ltd. Inc for the conversion of 115,128 shares representing an amount equal to $80,000. On November 7, 2005, we received the following notices of conversion: (i) from Alpha Capital AG for the conversion of 251,844 shares of our common stock representing an amount equal to $175,000; (ii) from DKR Soundshore Oasis Holding Fund Ltd. for the conversion of 724,005 shares of our common stock representing an amount equal to $503,111.11; (iii) from Platinum Long Term Growth I, LLC for the conversion of 1,002,426 shares of our common stock representing an amount equal to $696,561; and (iv) from Platinum Partners Advisors, LLC for the conversion of 215,866 shares of our common stock representing an amount equal to $150,000.

•	Warrants. In connection with the Securities Purchase Agreement, we issued the following warrants:

•
The Short Term Warrants. We issued to the selling stockholders warrants to purchase up to 3,921,569 shares of our common stock at a price of $1.53 per share. The Short Term Warrants are exercisable for a period equal to the earlier of 18 months from the effective date of this registration statement or five years from their issuance date.

•
The Long Term Warrants. We issued to the selling stockholders warrants to purchase up to 1,960,784 shares of our common stock at a price of $3.06 per share. The Long Term Warrants are exercisable for a period of five years following their issuance.

•
The Platinum Warrant. In addition, on October 21, 2005, we issued to Platinum Partners Advisors, LLC the right to purchase up to 392,156 shares of common stock at a price of $1.53 per share and the rights to purchase up to 196,078 shares at a price of $3.06 per share. We issued these warrants to Platinum Partners Advisors, LLC for legal, due diligence and other expenses as the lead investor as set forth in the Securities Purchase Agreement. The warrant for the right to purchase up to 196,078 shares is exercisable for a period equal to the earlier of 18 months from the effective date of this registration statement or five years from the date of issuance. The warrant for the right to purchase up to 392,156 shares is exercisable for a period of five years following the date of issuance.

Additional Agreements In Connection With The Secured Convertible Debentures

•
Pursuant to the Securities Purchase Agreement, we entered into a Registration Rights Agreement, an Escrow Agreement, a Subsidiary Guarantee, a Security Agreement, a Long Term Warrant, a Short Term Warrant, a Platinum Warrant, all in connection with the performance of our obligations under the secured convertible debentures.

•
Under the terms of Securities Purchase Agreement, two of our principal shareholders executed Lock-Up Agreements pursuant to which they will be restricted from selling any of their shares in us until all of the Debentures have been paid in full or fully converted into shares of our common stock. The Lock-Up Agreements will be applicable to a total of 9,967,500 shares owned by China Data Holdings Ltd., and to a total of 2,270,595 shares owned by China Link Investment Group Limited.

The Selling Shareholders

Alpha Capital AG (“Alpha”). Pursuant to the Securities and Purchase Agreement, in this offering, we are registering a total of 2,435,593 shares on behalf of Alpha. These shares include 251,844 shares of common stock previously issued upon the conversion of convertible debentures, 1,203,357 shares of common stock upon the conversion of the secured convertible debentures, 326,797 shares issuable under the exercise of the Long Term Warrant, and 653,595 shares issuable under the exercise of the Short Term Warrant. Konrad Ackerman makes the investment decisions on behalf of Alpha.

DKR Soundshore Oasis Holding Fund, Ltd. (“DKR”). Pursuant to the Securities and Purchase Agreement, in this offering, we are registering a total of 5,091,504 shares on behalf of DKR. These shares include 724,005 shares of common stock previously issued upon the conversion of convertible debentures, 2,406,714 shares of common stock upon the conversion of the secured convertible debentures, 653,595 shares issuable under the exercise of the Long Term Warrant, and 1,307,190 shares issuable under the exercise of the Short Term Warrant. Seth Fischer makes the investment decisions on behalf of DKR.

Ellis International (“Ellis”). Pursuant to the Securities and Purchase Agreement, in this offering, we are registering a total of 1,207,003 shares on behalf of Ellis. These shares include 115,128 shares of common stock previously issued upon the conversion of convertible debentures, 601,679 shares of common stock upon the conversion of the secured convertible debentures, 163,399 shares issuable under the exercise of the Long Term Warrant, and 326,797 shares issuable under the exercise of the Short Term Warrant. Wilhelm Ungar makes the investment decisions on behalf of Ellis.

Platinum Partners Advisors, LLC (“Platinum Advisors”). Pursuant to the Securities and Purchase Agreement, in this offering, we are registering a total of 1,240,850 shares on behalf of Platinum Advisors. These shares include 215,866 shares of common stock previously issued upon the conversion of convertible debentures, 240,671 shares of common stock upon the conversion of the secured convertible debentures, 65,359 shares issuable under the exercise of the Long Term Warrant, 130,719 shares issuable under the exercise of the Short Term Warrant and 588,235 shares issuable under the exercise of warrants issued to Platinum Advisors as the lead investor. Harry Adler makes the investment decisions on behalf of Platinum Advisors.

Platinum Long Term Growth I, LLC (“Platinum Growth”). Pursuant to the Securities and Purchase Agreement, in this offering, we are registering a total of 6,025,050 shares on behalf of Platinum Growth. These shares include 1,002,426 shares of common stock previously issued upon the conversion of convertible debentures, 2,767,722 shares of common stock upon the conversion of convertible debentures, 751,634 shares issuable under the exercise of the Long Term Warrant, and 1,503,268 shares issuable under the exercise of the Short Term Warrant. Mark Nordlicht, its President, makes the investment decisions on behalf of Platinum Growth.

With respect to the sale of unregistered securities referenced above, all transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 (the “1933 Act”), and Regulation D promulgated under the 1933 Act. In each instance, the purchaser had access to sufficient information regarding us so as to make an informed investment decision. More specifically, we had a reasonable basis to believe that each purchaser was an “accredited investor” as defined in Regulation D of the 1933 Act and otherwise had the requisite sophistication to make an investment in our securities.

USE OF PROCEEDS

This Prospectus relates to shares of our common stock that may be offered and sold from time to time by certain selling stockholders. There will be no proceeds to us from the sale of shares of common stock in this offering.

On November 1, 2005, we received $5,471,440.06 representing the net proceeds from the issuance of secured convertible debentures to the selling stockholders under the Securities Purchase Agreement. The total net proceeds take into account estimated offering expenses in the amount of $528,559.94.

We have represented to the selling stockholders that the net proceeds we may receive under the secured convertible debentures will be used for working capital purposes only. Pursuant to the Securities Purchase Agreement, in no event may we use the net proceeds we receive under the secured convertible debentures and upon the exercise of the warrants (i) to satisfy any portion of the Company’s debt (other than payment of trade payables in the ordinary course of the Company’s business and prior practices), (ii) to redeem any common stock or common stock equivalents, (iii) to settle any outstanding litigation or (iv) to make any loan or advance to any an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

DILUTION

Our net tangible book value as of September 30, 2005 was $19,905,489, or $0.8437 per share of common stock outstanding on September 30, 2005. Net tangible book value per share is determined by dividing our tangible book value (i.e., total assets less total intangible assets less total liabilities) by the number of outstanding shares of our common stock. The sale of shares by the selling stockholders issuable upon the conversion of the secured convertible debentures will have a dilutive impact on our existing shareholders. The net tangible book value per share would change if all or part of the shares in this offering will be sold because of the increase in the total of shares of common stock outstanding.

PLAN OF DISTRIBUTION

Each selling stockholder of the common stock of Company and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the trading market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the 1933 Act, if available, rather than under this prospectus.

The selling stockholders are not members of the National Association of Securities Dealers, or NASD.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440, and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the 1933 Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the 1933 Act. Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the 1933 Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the 1933 Act, they will be subject to the prospectus delivery requirements of the 1933 Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the 1933 Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the 1933 Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the 1933 Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

MANAGEMENT’S ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

China Expert’s analysis of results of operations and financial condition are based on our financial statements. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require management to make certain estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following discussion should be read in conjunction with the Company’s Financial Statements and Notes thereto, included elsewhere within this registration statement.

Overview

China Expert was incorporated in the State of Nevada on June 18, 1990 as QQQ-Huntor Associates, Inc. On July 21, 1995, the Company changed its domicile to the State of Texas and merged into Unimex Transnational Consultants, Inc, a Texas corporation. On April 26, 1996, the Company reorganized and acquired all the issued and outstanding stock of Dakota Mining & Exploration Ltd. for 9,529,412 shares of the Company’s common stock, and changed the name of the Company to Canadian Northern Lites, Inc. As a result of the transaction in which the Company acquired all the outstanding shares of Dakota, Dakota became a wholly-owned subsidiary of the Company.

In August 1999, the Company voluntarily filed a registration statement on Form 10-SB, in order to make information concerning itself more readily available to the public by becoming subject to the reporting requirements under the Securities Exchange Act of 1934. As a result of filing its registration statement, the Company is obligated to file with the Commission certain interim and periodic reports with the Securities and Exchange Commission, including an annual report containing audited financial statements.

On July 10, 2000, the Company merged into Leopard Capital Inc., and became a Nevada corporation with the new name of Leopard Capital Inc. On December 5, 2000, the Company spun-off Dakota, its wholly-owned subsidiary, by distributing the shares of Dakota on a pro-rata basis to the shareholders of the Company. On January 4, 2001, 1,600,000 non-voting common shares of the Company were converted to voting common shares making the Company a subsidiary of Hudson Capital Corporation.

On February 9, 2004, the Company completed a share exchange with the stockholders of China Expert Network Company Limited, a Hong Kong corporation. In the exchange, the Company acquired 30,000,000 shares of China Expert Network Company Limited common stock from the shareholders of China Expert Network Company Limited, representing all of the issued and outstanding stock of China Expert Network Company Limited in exchange for the issuance of 19,935,000 shares of the Company’s common stock. In conjunction with the exchange, the Company also issued a total of 1,400,000 additional shares of common stock to various parties as compensation for consulting services for the reverse takeover. On April 12, 2004, following completion of the share exchange transaction, the Company changed its name to China Expert Technology, Inc. China Expert Network Company Limited is now a wholly-owned subsidiary of the Company, and the shares of China Expert Network Company Limited common stock represent the Company’s most significant asset. The Company, through China Expert Network Company Limited and China Expert Network Company Limited’s wholly-owned subsidiary, Expert Network (Shenzhen) Co. Ltd. (“Expert Network”), provides large-scale e-government infrastructure construction and consulting services for community and municipal governments in China, including enterprise information platform construction, public LAN construction, software development, website planning and development, workflow management and computer hosting services. We are the only private enterprise with the authority to provide technological achievement appraisal services for information technology companies in China.

Recent Developments

In 2005, we have been awarded three contracts with city municipalities, including the second and third Phases of the e-government project with the Jinjiang Municipality, and the second Phase of the e-government project with the Dehua Municipality.

For the nine months ended September 30, 2005, our revenues totaled $26,039,463, representing an increase of approximately 63% as compared to that in the corresponding period of 2004. During the third quarter of 2005, we continued to carry out the projects with the Jinjiang and the Dehua Municipality, and all of our revenue during the quarter, which totaled $9,029,867, is attributable to our work on these projects.

We continue to promote our e-government services and to expand and improve our relationships with various counties and provinces in the PRC. During the third quarter we signed a contract with the Electric Administration Management Company Limited of Huian County and a contract with the Nan’an City People’s Municipality of Fujian Province.

The following are our ongoing projects:

Project	Tentative Commencement Date	Completion Date	Contract Value	Outstanding Contract Value
Jinjiang (second Phase)	May 2005	August 2006	10 Million	5 Million
Jinjiang (third Phase)	May 2005	August 2006	13 Million	8.6Million
Dehua (first Phase)	April 2004	August 2006	18 Million	0.35 Million
Dehua (second Phase)	January 2005	November 2005	12 Million	2.2 Million
Nan’an	August 2005	March 2007	14.5 Million	14.5 Million
Huian	January 2006	July 2008	17 Million	17 Million

Results of Operations for the Three Months Ended September 2005 and September 2004 and the Nine Months Ended September 2005 and September 2004

Our financial statements are stated in U.S. Dollars and are prepared in accordance with generally accepted accounting principles in the United States of America.

The following table sets forth, for the periods indicated, certain operating information expressed in dollar amounts and as a percentage of revenue:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2004	2005	2004
Revenues	100%	100%	100%	100%
Cost of Revenues	54.73	58.84	54.86	58.82

Gross Profit	45.27	41.16	45.14	41.18
Other Income	0.07	0.14	0.06	0.30
General and administrative expenses	13.23	4.59	6.84	5.94
Income before income tax	31.00	35.22	37.17	33.32

Income tax expenses	3.71	6.10	6.70	7.03

Net Income	27.28	29.12	30.47	26.28
Net Income Per Share	$0.104	$0.090	$0.329	$0.179

Three Months Ended September 30, 2005 Compared to Three Months Ended September 30, 2004

REVENUES. Revenues were $9,029,867 in the three months ended September 30, 2005, as compared to $7,409,365 in the three months ended September 30, 2004. The increase in revenues in the three-month period is attributable to increased contract revenue from the second and third Phase of the Jinjiang project and the first and second Phase of the Dehua e-government projects.

COST OF REVENUES. Cost of revenues was $4,942,107 in the three months ended September 30, 2005, compared to $4,359,545 in the three months ended September 30, 2004 as a result of increased costs associated with higher revenues. As a percentage of revenues, cost of revenues was 54.73% in the three months ended September 30, 2005 compared to 58.84% in the three months ended September 30, 2004. This decrease in costs of revenue as a percentage of revenues was attributed to the fact that different margins were achieved during different stages of the two projects and the profit margin achieved in the three months ended September 30, 2005 was higher than those in the three months ended September 30, 2004. Projects in 2005 have a higher level of margin due to economies of scale and better cost control over project costs. Gross profit was $4,087,760 in the three months ended September 30, 2005, compared to $3,049,820 in the three months ended September 30, 2004. As a percentage of revenues, gross profit increased to 45.27% in the three months ended September 30, 2005 from 41.16% in the three months ended September 30, 2004.

OTHER INCOME. Other income was $6,142 in the three months ended September 30, 2005 compared to $10,454 in the three months ended September 30, 2004.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were $1,194,261 in the three months ended September 30, 2005, compared to $340,202 in the three months ended September 30, 2004. As a percentage of revenues, general and administrative expenses increased from 4.59% in the three months ended September 30, 2004 to 13.23% in the three months ended September 30, 2005. This increase in general and administrative expenses was largely due to a commission of $623,578 paid to an independent consultant for the sourcing of an e-government contract with Huian County in the Fujian Province of China.

INCOME BEFORE INCOME TAX AND INCOME TAX EXPENSES. Income before income tax was $2,798,900 in the three months ended September 30, 2005, compared to $2,609,554 in the three months ended September 30, 2004. This increase was attributable to the increase in the level of work under the second and third Phases of the Jinjiang and the second Phase of the Dehua projects. As a percentage of revenue, income before income tax decreased from 35.22% for the three months ended September 30, 2004, to 31.00% for the three months ended September 30, 2005. This decrease in income before income tax as a percentage of revenue is primarily due to the increase in general and administrative expenses.

Income tax expenses were $335,216 in the three months ended September 30, 2005 compared to $451,669 in the three months ended September 30, 2004. This decrease is attributable to the overprovision of income tax in the first two quarters.

NET INCOME. Net income was $2,463,684 in the three months ended September 30, 2005, compared to $2,157,885 in the three months ended September 30, 2004. As a percentage of revenue, net income was 27.28% in the three months ended September 30, 2005 compared to 29.12% in the three months ended September 30, 2004. The increase in net income is primarily attributable to the fact that we were able to increase revenues from the on-going contracts. The decrease in net income as a percentage of revenue is primarily due to the increase in general or administrative expenses.

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004

REVENUES. Revenues were $26,039,463 in the nine months ended September 30, 2005, as compared to $15,976,322 in the nine months ended September 30, 2004. The substantially increase in revenues in the nine-month period is attributable to the completion of the first Phase of the Jinjiang e-government project in January 2005 and the commencement of the second and third Phases of Jinjiang and the first and second Phase of the Dehua projects. All of our total revenue is generated from the Jinjiang and Dehua e-government projects.

COST OF REVENUES. Cost of revenues was $14,285,693 in the nine months ended September 30, 2005, compared to $9,397,897 in the nine months ended September 30, 2004 as a result of increased costs associated with the substantially increased revenues. As a percentage of revenues, cost of revenues was 54.86% in the nine months ended September 30, 2005 compared to 58.82% in the nine months ended September 30, 2004. This decrease in costs of revenue as a percentage of revenues was attributed to the fact that different margins were achieved during different stages of the two projects and the profit margin achieved in the nine months ended September 30, 2005 was higher than those in the nine months ended September 30, 2004. Projects in 2005 have a highly level of margin due to economies of scale and better cost control over project costs. Gross profit was $11,753,770 in the nine months ended September 30, 2005, compared to $6,578,425 in the nine months ended September 30, 2004. As a percentage of revenues, gross profit increased to 45.14% in the nine months ended September 30, 2005 from 41.18% in the nine months ended September 30, 2004.

OTHER INCOME. Other income was $15,977 in the nine months ended September 30, 2005 compared to $47,978 in the nine months ended September 30, 2004.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were $1,780,911 in the nine months ended September 30, 2005, compared to $949,660 in the nine months ended September 30, 2004. As a percentage of revenues, general and administrative expenses has increased from 5.94% in the nine months ended September 30, 2004 to 6.84% in the nine months ended September 30, 2005. The increase in general and administrative expenses was primarily due to a commission of $623,578 paid to independent consultant for the sourcing of an e-government contract with Huian County in the Fujian Province of China.

INCOME BEFORE INCOME TAX AND INCOME TAX EXPENSES. Income before income tax was $9,679,268 in the nine months ended September 30, 2005, compared to $5,322,819 in the nine months ended September 30, 2004. This increase was attributable to the revenue generated from Jinjiang and the increase in the level of work under the second and third Phase of the Jinjiang and the first and second Phase of the Dehua projects. As a percentage of revenue, income before income tax increased from 33.32% for the nine months ended September 30, 2004, to 37.17% for the nine months ended September 30, 2005. This increase in income before income tax as a percentage of revenue is primarily attributable the fact that we were able to substantially increase revenues and profit margin.

Income tax expenses were $1,745,923 in the nine months ended September 30, 2005 compared to $1,123,812 in the nine months ended September 30, 2004. This increase is attributable to an increase in the PRC enterprise income tax as a result of a substantial increase in the Company’s revenue recognition.

NET INCOME. Net income was $7,933,345 in the nine months ended September 30, 2005, compared to $4,199,007 in the nine months ended September 30, 2004. As a percentage of revenue, net income was 30.47% in the nine months ended September 30, 2005 compared to 26.28% in the nine months ended September 30, 2004. This increase in net income as a percentage of revenue is primarily attributable to the fact that we were able to increase revenues and profit margins from the on-going contracts.

Year Ended December 31, 2004 Compared with the Year Ended December 31, 2003

REVENUE. Revenue was $26,831,135 for the year ended December 31, 2004 compared to $5,666,934 for the year ended December 31, 2003. The increase in revenues in year 2004 is attributable to increased contract revenue of the Company’s e-government projects. All the Company’s total revenue is derived from the Jinjiang e-government project.

COST OF REVENUE. Cost of revenue was $14,469,900 for the year ended December 31, 2004 compared to $2,706,174 for the year ended December 31, 2003 as a result of increased costs associated with higher revenues. As a percentage of revenues, cost of revenues was 53.92% for the year ended December 31, 2004 compared to 47.75% for the year ended December 31, 2003. Gross profit was $12,361,235 for the year ended December 31, 2004 compared to $2,960,760 for the year ended December 31, 2003. As a percentage of revenues, gross profit decreased to 46.08% for the year ended December 31, 2004 from 52.25% for the year ended December 31, 2003.

OTHER INCOME. Other income was $2,872 for the year ended December 31, 2004 compared to $0 for the year ended December 31, 2003. The increase was primarily attributable to the increase in income received from providing achievement appraisal services to IT companies in China. As a percentage of revenues, other income increased to 0.01% for the year ended December 31, 2004 from 0% for the year ended December 31, 2003.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.  General and administrative expenses were $2,738,945 for the year ended December 31, 2004 compared to $1,447,776 for the year ended December 31, 2003. This increase was primarily attributable to the amortization of prepaid expenses of $437,500 and advertising and promotional expenses of $1,101,205. As a percentage of revenues, general and administrative expenses decreased to 10.21% for the year ended December 31, 2004 from 25.55% for the year ended December 31, 2003.

INCOME BEFORE INCOME TAX AND INCOME TAX EXPENSES. Income before income tax was $9,649,512 for the year ended December 31, 2004 compared to $1,513,729 for the year ended December 31, 2003. This increase was attributable to the increase in the level of work under the Jinjiang e-government project. Income tax expenses were $1,882,671 for the year ended December 31, 2004 compared to $303,316 for the year ended December 31, 2003. This increase is attributable to increase in the PRC enterprise income tax as a result of a substantial increase in the revenue.

NET INCOME. Net income was $7,766,841 for the year ended December 31, 2004 compared to $1,210,413 for the year ended December 31, 2003. This increase is attributable to the reasons set forth above
.

Liquidity and Capital Resources

On October 31, 2005, we closed a financing transaction with the selling stockholders for 7% secured convertible debentures in the principal amount of $6,000,000. Pursuant to a Securities Purchase Agreement, dated as of October 21, 2005, we agreed to sell, and each selling stockholder agreed to purchase in the aggregate, severally and not jointly, up to $6,000,000 of secured convertible debentures. The selling stockholders have the right to convert the full face amount of the debentures into our common stock at a price per share equal to the lesser of (a) $1.80 per share, or (b) 75% of the average of the volume weighted average prices of our common stock for the five consecutive trading days immediately preceding the conversion date. At our option, we are required to make quarterly payments of interest payable in cash or stock, subject to certain conditions under the secured convertible debentures. The due date for the payment of the secured convertible debentures may be accelerated as the result of the occurrence of certain events of default, which include, but are not limited to, defaults by us in making required payments, defaults by us under the Securities Purchase Agreement and other material agreements, bankruptcy, or failure to cause a registration statement for the shares of our common stock underlying the secured convertible debentures to be declared effective within 200 days after the closing date, which occurred on October 31, 2005.

On November 1, 2005, we received $5,471,440.06 representing the net proceeds from the issuance of secured convertible debentures to the selling stockholders under the Securities Purchase Agreement. On November 6, 2005, we received a notice of conversion from Ellis International Ltd. Inc for the conversion of 115, 128 shares representing an amount equal to $80,000. On November 7, 2005, we received the following notices of conversion: (i) from Alpha Capital AG for the conversion of 251,844 shares of our common stock representing an amount equal to $175,000; (ii) from DKR Soundshore Oasis Holding Fund Ltd. for the conversion of 724,005 shares of our common stock representing an amount equal to $503,111.11; and (iii) from Platinum Partners Advisors, LLC for the conversion of 215,866 shares of our common stock representing an amount equal to $150,000; and (iv) from Platinum Long Term Growth I, LLC for the conversion of 1,002,426 shares of our common stock representing an amount equal to $696,561.

As of September 30, 2005, the Company had $5,780,920 of cash and cash equivalents on hand as compared to $3,265,318 as of December 31, 2004, representing an increase of $2,515,602 during the nine-month period. As of September 30, 2004, the Company had $2,140,713 of cash and cash equivalents on hand.

As of December 31, 2004, we had $3,265,318 of cash and cash equivalents and $16,629,453 of current assets, as compared to $47,223 and $1,429,899, respectively, at December 31, 2003.

For the year ended December 31, 2004, net cash provided by operating activities was $6,254,807, net cash used in investing activities was $5,233 and net cash used in financing activities was $3,031,479.

For the year ended December 31, 2003, net cash provided by operating activities was $1,681,722, net cash provided by investing activities was $12,666 and net cash used in financing activities was $1,946,498.

Net cash provided by operating activities increased by $4,573,085 to $6,254,807 for the year ended December 31, 2004, representing an increase of approximately 271.93%, compared to $1,681,722 net cash provided by operating activities for the same period of 2003. The increase in cash flow from operating activities primarily reflects increasing in revenues for the year ended December 31, 2004.

Net cash used in investing activities decreased by $17,899 to $5,233 for the year ended December 31, 2004, representing a decrease of approximately 342.04%, compared to $12,666 net cash provided by investing activities for the same period of 2003. The decrease in net cash provided by investing activities was due to decrease of proceeds receivable from disposal of property and equipments and increase of purchase of property and equipment for the year ended December 31, 2004.

Net cash used in financing activities increased by $1,084,981 to $3,031,479 for the year ended December 31, 2004, representing an increase of approximately 55.74%, compared to $1,946,498 net cash used in financing activities for the same period of 2003. The increase in cash used in financing was primarily due to increase of advances to directors and officers.

Effect of Fluctuation in Foreign Exchange Rates

Our operating subsidiary is located in China. The subsidiary purchases all materials and renders services in China, and receives payments from customers in China using Chinese Renminbi as the functional currency. Based on the Chinese government regulation, all foreign currencies under the category of current accounts are allowed to be freely exchanged with hard currencies. During the past years of operation, there were no significant changes in the exchange rates. However, the Chinese Government has announced a revaluation of the Renminbi by 2% and adopted a new currencies policy in July 2005. In the third quarter of 2005, we recognized foreign currency translation gain of $422,424 as a result of the appreciation of Renminbi.

Critical Accounting Policies and Estimates

The Company prepared its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Management periodically evaluates the estimates and judgments made. Management bases its estimates and judgments on historical experience and on various factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates as a result of different assumptions or conditions.

The following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.

Revenue recognition

We recognize revenue from fixed price long-term contracts on a percentage of completion method for individual contracts. Revenues are recognized in a ratio of what costs incurred bear to the total estimated contract costs. The use of the percentage of completion method of revenue recognition requires estimates of percentage of project completion. Changes in job performance, estimated profitability and final contract settlements may result in revisions to costs and income in the year in which the revisions are determined. Provisions for any estimated losses on uncompleted contracts are made in the period in which such losses are determinable. In circumstances where the work performed on fixed price agreements is of relatively short duration, the completed contract method of accounting is used in which revenue is recognized when the work is completed.

Intangible Assets

We account for our intangible assets in accordance with SFAS No.142, “Goodwill and Other Intangible Assets.” Intangible assets with an indefinite life are not amortized. Intangible assets with a definite life are amortized on a straight-line basis over their estimated useful lives. Indefinite lived assets will be tested for impairment annually, and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. Intangible assets with a definite life are tested for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. An impairment loss would be recognized when the carrying amount of the intangible asset exceeds the estimated undiscounted cash flows used in determining the fair value of the asset. The amount of the impairment loss to be recorded is calculated by the excess of the asset's carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis.

Allowance for Doubtful Accounts

We regularly monitor and assess our risk of not collecting amounts owed to us by our customers. This evaluation is based upon a variety of factors including an analysis of amounts current and past due along with relevant history and facts particular to the customer. Based upon the results of this analysis, we record an allowance for uncollectible accounts for this risk. This analysis requires us to make significant estimates, and changes in facts and circumstances could result in material changes in the allowance for doubtful accounts.

Impairment on Tangible and Intangible Assets

We review our long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In performing the review for recoverability, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, an impairment loss is not recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles would be based on the fair value of the asset.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment", which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation", SFAS No. 123(R) supersedes APB Opinion No.25, “Accounting for Stock Issued to Employees and amends SFAS No.95, “Statement of Cash Flows”. Generally, the approach in SFAS No.123(R) is similar to the approach described in SFAS No. 123. However, SFAS No.123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123 (R) was to be effective from the beginning of the first interim or annual reporting period after June 15, 2005. In April 2005, the Securities and Exchange Commission delayed the implementation of SFAS 123(R). As a result, SFAS 123(R) will be effective for small business issuers from the beginning of the first annual reporting period after December 15, 2005, which is the fiscal year ending December 31, 2006 for the Company. The Company is currently assessing the impact of this statement on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, which would be our second quarter of fiscal 2006. The adoption of SFAS No. 153 is not expected to have a material effect on our consolidated financial position or results of operations.

In May 2005, the Financial Accounting Standards Board (“FASB”) SFAS No. 154, Accounting Changes and Error Corrections (“SFAS No. 154”), which replaces Accounting Principles Board Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principles. It requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact on the Company’s operations will depend on future accounting pronouncements or changes in accounting principles.

DESCRIPTION OF BUSINESS

Historical Corporate Development

We were incorporated in the State of Nevada on June 18, 1990 under the name QQQ-Huntor Associates, Inc. On July 21, 1995, the Company changed its domicile to the State of Texas and merged into Unimex Transnational Consultants, Inc, a Texas corporation. On April 26, 1996, the Company reorganized and acquired all the issued and outstanding stock of Dakota Mining & Exploration Ltd. for 9,529,412 shares of the Company’s common stock, and changed the name of the Company to Canadian Northern Lites, Inc. As a result of the transaction in which the Company acquired all the outstanding shares of Dakota Mining & Exploration Ltd., Dakota Mining & Exploration Ltd. became a wholly-owned subsidiary of the Company.

In August, 1999, the Company voluntarily filed a registration statement on Form 10-SB, in order to make information concerning itself more readily available to the public by becoming subject to the reporting requirements under the Securities Exchange Act of 1934.

On July 10, 2000 the Company merged with a Nevada corporation, Leopard Capital Inc., and became a Nevada corporation with the new name of Leopard Capital Inc. On December 5, 2000, the Company spun-off Dakota, its wholly-owned subsidiary, by distributing the shares of Dakota on a pro-rata basis to the shareholders of the Company. This reorganization was undertaken to address the concern over the Company’s ability to survive as a mining company because of declining commodity prices, disappearance of investment capital for undercapitalized exploration companies, and potential environmental liabilities. On January 4, 2001, 1,600,000 non-voting common shares of the Company were converted to voting common shares making the Company a subsidiary of Hudson Capital Corporation.

 On February 9, 2004, the Company completed a share exchange with the stockholders of China Expert Network Company Limited, a Hong Kong corporation. In the exchange, the Company acquired 30,000,000 shares of China Expert Network Company Limited common stock from the shareholders of China Expert Network Company Limited, representing all of the issued and outstanding stock of China Expert Network Company Limited in exchange for the issuance of 19,935,000 shares of its common stock. In conjunction with the exchange, the Company also issued a total of 1,400,000 additional shares of common stock to various parties as compensation for consulting services for the reverse takeover. On April 12, 2004, following completion of the share exchange transaction, the Company changed its name to China Expert Technology, Inc.

China Expert Network Company Limited is now a wholly-owned subsidiary of the Company, and the shares of China Expert Network Company Limited common stock represent the Company’s most significant asset. The Company expects to continue, and expand, the existing business operations of China Expert as our wholly-owned subsidiary. The Company, through China Expert Network Company Limited and China Expert Network Company Limited’s wholly-owned subsidiary, Expert Network, provides large-scale e-government infrastructure construction and consulting services for community and municipal governments in the People’s Republic of China (“PRC”).

Business Overview

(1) Large-Scale E-government Construction and Maintenance

We have ended our development stage and are now engaging in the provision of information technology (“IT”) network and infrastructure consulting services to government and corporations that are involved with creating electronic governments, also known as e-governments. We also provide large-scale network infrastructure construction with solutions for enterprise information platform construction, public LAN construction, software development, website planning and development, workflow management and computer hosting services. We are the only private enterprise with the authority to provide technological achievement appraisal services for IT companies in China.

We conduct our principal business operation through our subsidiary Expert Network which is based in Shenzhen and Fujian, China. Since its establishment, Expert Network has obtained seven contracts with four city governments in the Fujian province of China for the provision of large-scale e-government infrastructure construction and consulting services.

Name of City Government	Projects	Commencement Date	Completion Date*	Contract Sum US$
Jinjiang	Jinjiang (1st Phase)	April 2003	January 2005	Approx. 26 million
	Jinjiang (2nd Phase)	May 2005	August 2006	Approx. 10 million
	Jinjiang (3rd Phase)	May 2005	August 2006	Approx. 13 million
Dehua	Dehua (1st Phase)	April 2004	August 2006	Approx. 18 million
	Dehua (2nd Phase)	January 2005	November 2005	Approx. 12 million
Nan’an	Nan’an	August 2005	March 2007	Approx. 14.5 million
Huian	Huian	January 2006	July 2008	Approx. 17 million

*	The Completion Date refers to completion of the construction of the e-government system. One year warranty to the e-government system is included in each contract.

Pursuant to these contracts, Expert Network provides website planning and development, workflow management, computer host services, public LAN construction, software development, hardware platform and installation, security system construction and 1 year maintenance to the customers. The e-government construction for Jinjiang City Government has been completed in January 2005 and the warranty period will end on January 2006.

In January 2005, we were awarded a 3-year maintenance contract for the e-government system of Jinjiang City Government worth approximately $3.9 million for the period of February 1, 2006 to January 31, 2009. The contract will start from the end of the free warranty period as contemplated in the Main Contract of Jinjiang Administration Project. The contact provides for e-government services, including the installation of software and maintenance of computer hardware. The amount of the annual maintenance fee is about RMB10,620,000.00 (USD 1,287,772) and the total amount of 3-years maintenance is RMB31,860,000.00 (USD 3,863,317). The annual maintenance fee is payable in two (2) installments, with the first installment for 50% of the annual maintenance fee, i.e. RMB5,310,000.00 (USD 643,886) payable on February 10 of each year and the second installment of the balance 50% payable on September 10 of each year.

In 2005, the Fujian Provincial Government has selected the e-government system of the Jinjiang City Government, which the Company has developed, as a model e-government system for 82 cities in the Fujian province.

(2) Information and Electronic Administration Training to Chinese Officials

In November 2004, the Company, through Expert Network, provided a series of Information and Electronic administration training programs and materials to 500 officials of Jinjiang City Government. In November 2004, the Ministry of Information Industry of the Chinese Government has selected the training as a national model for Information and Electronic Administration Training in China.

In February 2005, the Company has been awarded a contract worth approximately $1.8 million for the provision of Information and Electronic administration training and program and materials to 3,500 officials of Jinjiang City Government.

Employees

The Company’s business expanded significantly in 2004. As of December 27, 2005, we had 50 employees, of which 50 are full time.

Competition

There is competition from other public and private companies to capture the e-government market in China. Some of the companies with which we compete have wider operations and more financial strength than us. These competitors provide construction and consulting services relating to e-government systems for government departments in China while we provide services for e-government systems of municipality governments which are a new model for e-government implementation in China. We believe our ability to compete in this industry is based on several factors, including the following:

(a) The successful completion of the e-government project for Jinjiang City Government which has been selected by the Fujian Provincial Government as a model e-government system for 82 cities in Fujian province.

(b) The success in providing information and electronic administration training for Jinjiang City officials which has been selected by the Ministry of the Information Industry as 1 of the 4 model locations for the whole nation.

(c) The award as the only non-government corporation with the authority to provide technological achievement appraisal services for IT companies seeking government funding in China.

(d)  The ability to call on 400 experts from the Chinese Academy of Sciences and the Chinese Academy of Engineering for consulting projects. These experts, who have expertise in various areas of sciences have signed registration forms with the Company to acknowledge their willingness to work as consultants. The Company does not have any binding agreements with these experts who will act as consultants of the Company on a voluntary basis if there is a need for their services.

Intellectual Property

We believe that its business is dependent in part on our ability to establish and maintain protection for our proprietary technologies, products and processes, and the preservation of our trade secrets.

In constructing the e-government systems for our customers, we designed several platforms and software programs and retains the copyrights thereof. We currently have not applied for and do not hold any patents or copyright registrations relating to any of our products and services but will apply for registration to protect its proprietary rights in due course.

We have registered one trademark in the PRC and Hong Kong for our company logo. The registered trademark is significant to us because we believe it will provide us with name and market recognition for our products and services and distinguish the same from our competitors’ products.

Government Approval for Company’s Products or Services

Our market is presently in China. Generally speaking, there is no legislation or regulation which requires the Company to obtain government approval for the provision of the consultation and construction services relating to e-government system in China.

Our customers are presently city governments in China. When we submit tender for an e-government contract, we need to submit a feasibility report for that particular city government for assessments and approval.

Research and Development

We did not carry out any research and development activities in 2005, and do not have any specific plans for research and development in 2006.

MANAGEMENT

Executive Officers

The following table sets forth the names and ages of our current officers and directors. We have not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. All such applicable functions have been performed by the Board of Directors as a whole.

Directors and Executive Officers

Name	Age	Position Held	Tenure
Zhu Xiao Xin	39	CEO, President and Director	Since February 9, 2004
Huang Tao	42	Chairman and Director	Since March 16, 2005
Kung Sze Chau	56	Chief Executive Officer and Director	Since February 9, 2004
Chiang Min Liang	40	Chief Financial Officer	Since November 16, 2004

Biographical Information

Below are brief descriptions of the backgrounds and experiences of the officers and directors:

Mr. Zhu Xiao Xin

From April 1998 to September 1999, Mr. Zhu was the Executive Manager for Syscan Technology (Shenzhen) Company Limited. From September 1999 to June 2000, he was President of Shenzhen Hecheng Technology Company Limited. From 2002 to 2003, he was the Vice President of Expert Network Development (Shenzhen) Company Limited. Since December 2003, Mr. Zhu has been the President of China Expert Network Company, Ltd. In 1987 Mr. Zhu received a Bachelor of Science from the University of Science and Technology of China. Since 1999 he has been a Researcher at the Jiangxi University of Finance and Economics. Mr. Zhu has qualified as an Economist in China.

Mr. Huang Tao

Before joining the Group, Mr. Huang worked for the Bank of China from 1981 to 2004. His last position was the Deputy General Manager of Retail Banking Department of the Headquarters. He was a member of Marketing Committee of MasterCard International (Asia Pacific Region) and the Marketing Advisor of Visa International (Asia Pacific Region) from 1998 to 2000. Mr. Huang has over 20 years extensive experience in banking industry and has established good relations with financial institutions and provincial governments in China. Mr. Huang holds a Bachelor Degree for English Language from the Nanjing Normal University and a Master Degree of Business Economy from the College of Graduate Students of the Chinese Academy of Social Sciences.

Mr. Kung Sze Chau

Mr. Kung is the Chief Executive Officer and a director of China Expert Network Company Limited. He has held these positions since May 2000. Mr. Kung has over 20 years experience in investment and management. He was the past Vice President and Managing Director of many large-scale enterprises in PRC. He also specializes in biological pharmaceutical and property investments. Mr. Kung was the vice president of Shenzhen Gong Cai Technology Company Limited for 5 years and the director of Sunkock Development Limited for 7 years. Both companies involved in the business of investment in the PRC.

Ms. Chiang Min Liang

Ms. Chiang received her Bachelor of Economics in 1988. In 1997, she obtained the professional qualification of Certified Public Accountant in China. Ms. Chiang started her career in the educational field where she taught auditing and accounting for over 6 years. Later, Ms. Chiang worked in several enterprises in finance and accounting position and few well known professional accounting firms in China in which she was responsible for accounting, finance, auditing, capital verification, and asset appraisal work for many listed enterprises. Ms. Chiang has over 16 years of experience in finance and auditing in China and Hong Kong. She has joined the China Expert group as the Chief Accountant since June 2004. Ms. Chiang was the Controller and Chief Financial Officer of Shenzhen Xin Lu Shi Industrial Co., Ltd. from March 1999 to August 2004, where she was responsible for financial policies, training of personnel from the Finance Department, and preparing financial reports and finance analysis report.

Involvement in Certain Legal Proceedings

There have been no events during the last five years that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person including:

1. any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2. any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining, barring, suspending or otherwise limiting his/her involvement in any type of business, securities or banking activities;

4. being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Family Relationships

There are no family relationships between any of the officers and/or directors.

Audit Committee Financial Expert

We do not currently have an audit committee financial expert. Our current management has only been in place since February 9, 2004, and they have not yet had the opportunity to locate and appoint a financial expert.

Section 16(a) Beneficial Ownership Compliance

Based solely on a review of Forms 3 and 4 furnished to the Company during the fiscal year ended December 31, 2004, none of the officers, directors or principal shareholders of the Company have failed to file or been delinquent in filing reports required under Section 16(a) of the Exchange Act.

Code of Ethics

We have adopted a code of ethics on November 30, 2005, which is attached hereto as an exhibit.

Executive Compensation

During the fiscal years ending December 31, 2004, 2003 and 2002, none of our executive officers was paid compensation in excess of $100,000 per year.

The following table sets forth the compensation paid by us to our chief executive officer for fiscal years ending 2004, 2003 and 2002.

Summary Compensation Table
		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Fiscal year Ended December 31	Salary ($)*	Bonus ($)	Other Annual Compensation ($)	Securities Underlying Options (#)

Zhu Xiaoxin, CEO, President and Director	2005	$30,315	—	—	—
	2004	$27,076	—	—	—
	2003	—	—	—	—
	2002	—	—	—	—

Chiang Min Ling Chief Financial Officer	2005	$8,720
	2004	$1,103	—	—	—
	2003	—	—	—	—
	2002	—	—	—	—

Huang Tao Chairman and Director	2005	$35,967	—	—	—
	2004	—	—	—	—
	2003	—	—	—	—
	2002	—	—	—	—

There are no stock option, retirement, pension, or profit sharing plans for the benefit of our officers and directors.

Option/SAR Grants

No individual grants of stock options, whether or not in tandem with stock appreciation rights (“SARs”) and freestanding SARs have been made to any executive officer or any director since our inception, accordingly, no stock options have been exercised by any of the officers or directors in fiscal 2004.

Long-Term Incentive Plan Awards

We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, whether such performance is measured by reference to our financial performance, our stock price, or any other measure.

Compensation of Directors

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. During the fiscal year ended December 31, 2004, no Director received or accrued any compensation for his services as a Director, including committee participation or special assignments.

Employment Contracts

The Company does not have a written employment agreement with Mr. Kung Sze Chau, its CEO and director who has not received any compensation during the fiscal year ended December 31, 2004.

The Company, through its subsidiary, ENS, has written employment agreements with Zhu Xiao Xin, its President and Director and Chiang Min Liang, its Chief Financial Officer.

DESCRIPTION OF PROPERTY

We do not own any real property.

For the period of January 1 to February 8, 2004, the executive, administrative and operating offices of the Company were located at 1574 Gulf Rd. #1505, Point Roberts, WA 98281. Terry G. Cook, the former President and a director of the Company, provided office space to us at no charge. We did not have a written lease or sublease agreement and Mr. Cook did not expect to be paid or reimbursed for providing office facilities. The fair market value of the amount of office space afforded to us is approximately $200.00 per month.

Since February 9, 2004, our executive office is located at Room 2703-04, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong. Our executive office is provided by its subsidiary, China Expert Network Company Limited at a monthly rental of 8,838.33. China Expert Network Company Limited has a written lease agreement.

We also set up two operating offices respectively at 31/F, Development Centre, 2010 Renminnan Road, Shenzhen, China and at Jinjiang Industrial Park Area, Fujian, China 362261. The office in Shenzhen was rented for 2 years, from January 1, 2004 to December 31, 2005, with the monthly rental equal to RMB91,677.00 (USD 11,117.00).

Expert Network (Shenzhen) Co. Ltd. rented office space in Fujiang from Jinjiang Ghongcheng Management Services Co. Ltd. The office was rented from August 20, 2004 to April 20, 2004, with monthly rentals equal to RMB15,000.00 (USD 1,819.00) and from April 21, 2004 to December 31, 2006, with monthly rentals equal to RMB20,000.00 (USD 2,425.00).

The offices are provided to us by Mr. Lai Man Yuk. In 2004, we paid $168,487, which represents the rental sum for the offices in the fiscal year 2004, as determined by both parties with reference to market rentals. The operating lease can be cancelled at any time and rentals are paid on a monthly basis.

LEGAL PROCEEDINGS

China Expert is not a party to any material litigation, nor are we aware of any potential material litigation.

PRINCIPAL STOCKHOLDERS

The following table presents certain information regarding the beneficial ownership of all shares of common stock at December 27, 2005 for each executive officer and director of China Expert and for each person known to us who owns beneficially more than 5% of the outstanding shares of our common stock. The percentage ownership shown in such table is based upon 25,902,996 common shares issued and outstanding at December 27, 2005 and ownership by these persons of options or warrants exercisable within 60 days of such date. Also included is beneficial ownership on a fully-diluted basis showing all authorized, but unissued, shares of our common stock at December 27, 2005 as issued and outstanding. Unless otherwise indicated, each person has sole voting and investment power over such shares.

Name and Address	Number of Shares Beneficially Owned	Percent of Class

Zhu Xiaoxin (1) (2)	1,893,825	7.76%
Kung Sze Chau (1) (3)	1,939,167	7.49%
Chiang Min Liang (1)	0	0
Huang Tao (6)	737,943	2.84%
Lai Man Yuk (4)	2,536,530	9.79%
Tsang Chi Wai Eric (5)	1,459,441	5.63%

Li Sze Tang (7)	1,763,041	6.81%
Wong Lap Woon (8)	1,534,900	5.93%
China Data Holdings Limited (9)	9,967,500	38.48%
Ibroader Developments Limited	1,363,041	5.26%

China Link Investment Group Limited (10)	2,270,595	8.77%

I-Mode Technology Limited	1,534,900	5.93%
All Current Officers and Directors as a Group (11) (4 in Number)	4,570,935	17.65%

(1)	The person listed is currently an officer, a director, or both, of the Company.

(2)
Includes 1,893,825 shares held of record by China Data Holdings Limited, of which Mr. Zhu may be deemed to be the beneficial owner as a result of the ownership of approximately 19% of the share capital of China Data Holdings Limited by Supreme Top Limited, which is wholly-owned by Mr. Zhu.

(3)
Includes 906,046 shares held of record by China Data Holdings Limited, of which Mr. Kung may be deemed to be the beneficial owner as a result of the ownership of approximately 9.09% of the share capital of China Data Holdings Limited by Tongo Network Limited, which is wholly-owned by Mr. Kung. Also includes 1,033,121 shares held of record by China Link Investment Group, of which Mr. Kung owns approximately 45.5% of the share capital.

(4)
Includes 2,536,530 shares held of record by China Data Holdings Limited, of which Mr. Lai may be deemed to be the beneficial owner as a result of the ownership of approximately 31.81% of the share capital of China Data Holdings Limited by Asia Style.com Group Limited, of which Mr. Lai owns 80% of the share capital.

(5)
Includes 634,132 shares held of record by China Data Holdings Limited, of which Mr. Tsang may be deemed to be the beneficial owner as a result of the ownership of approximately 31.81% of the share capital of China Data Holdings Limited by Asia Style.com Group Limited, of which Mr. Tsang owns 20% of the share capital. Also includes 825,309 shares held of record by China Data Holdings Limited, of which Mr. Tsang may be deemed to be the beneficial owner as a result of ownership of approximately 8.28% of the share capital of China Data Holdings Limited by Lucky Cyber Investments Limited, which is wholly-owned by Mr. Tsang.

(6)	Includes 737,943 shares held of record by China Link Investment Group Limited, of which Mr. Huang owns approximately 32.5% of the share capital.

(7)
Includes 1,363,041 shares held of record by Ibroader Developments Limited, of which Mr. Li may be deemed to be the beneficial owner, as a result of his ownership of Ibroader Developments Limited and 400,000 shares held directly by Mr. Li.

(8)	Includes 1,534,900 shares held of record by I-Mode Technology Limited, of which Ms. Wong may be deemed to be the beneficial owner as a result of her ownership of I-Mode Technology Limited.

(9)	Includes shares beneficially owned by Zhu Xiaoxin and Kung Sze Chau, as described in the footnotes (2) and (3), above.

(10)	Includes shares beneficially owned by Kung Sze Chau, as described in footnote (3) above.

(11)	Includes shares beneficially owned by Zhu Xiaoxin, Kung Sze Chau and Huang Tao as described in footnotes (2), (3) and (6), above.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S
COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

The Company’s common stock is currently listed on the OTC Bulletin Board published by the National Quotation Bureau, Inc., and prior to March 8, 2004 traded on the Nasdaq SmallCap Market. Our common stock trades under the symbol “CXTI.OB.” For the periods indicated, the following table presents the range of high and low closing sale prices for our common stock.

	High ($)	Low ($)

Year ended December 31, 2005:
First Quarter	$1.21	$0.93
Second Quarter	$1.00	$0.59
Third Quarter	$3.18	$0.51
November 1 to December 27, 2005	$2.05	$0.85

Year ended December 31, 2004:
First Quarter	$9.00	$1.10
Second Quarter	$2.35	$0.85
Third Quarter	$1.40	$1.00
Fourth Quarter	$1.35	$1.00

Year ended December 31, 2003:
First Quarter	$0.03	$0.00
Second Quarter	$1.10	$0.005
Third Quarter	$1.05	$0.05
Fourth Quarter	$0.00	$0.005

Year ended December 31, 2002:
First Quarter	$0.30	$0.10
Second Quarter	$0.14	$0.03
Third Quarter	$0.03	$0.01
Fourth Quarter	$0.01	$0.007

Our voting common stock is issued in registered form. Madison Stock Transfer is the registrar and transfer agent for the voting common stock. On December 27, 2005, there were about 61 holders of common stock and 25,902,996 shares of our common stock were issued and outstanding. Many of our shares are held in brokers’ accounts, so we are unable to give a more accurate statement of the number of shareholders.

Dividends

We do not intend to declare or pay cash dividends on its common stock in the foreseeable future nor has it paid dividends in the past two years. Our present policy is to retain future earnings for use in its operations and expansion of its business.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In connection with the share exchange transaction with China Expert Network Company Limited which was consummated on February 9, 2004, we issued a total of 200,000 shares to Hudson Capital Corporation, as compensation for consulting services. Terry G. Cook, who was the President and a Director of the Company at the time of the share exchange transaction, is the controlling shareholder of Hudson Capital Corporation.

The Company rents office space in Shenzhen, China for its operative office from a former officer, Mr. Lai Man Yuk. The Company paid $168,487, which represents the total rental amount for the office in the fiscal year 2004. The rental rate was established by the parties based upon market rental rates.

The Company made a loan in the amount of approximately $3,000,000 to Kung Sze Chau, one of its officers and directors. The loan is unsecured, bears interest at the rate of 5.22% per annum, and was paid in full on January 14, 2005.

DESCRIPTION OF CAPITAL STOCK

Common Stock

China Expert is authorized to issue 200,000,000 shares of common stock $0.001 par value, of which 25,902,996 were issued and outstanding at December 27, 2005. The securities being offered hereby are common stock, with one vote per share on all matters to be voted on by shareholders, without any right to accumulate their votes. Shareholders have no preemptive rights and have no liability for further calls or assessments on their shares. The shares of common stock are not subject to repurchase by the Company or conversion into any other security. The following description is a summary of China Expert’s capital stock of and contains the material terms of the capital stock. Additional information can be found in our Articles of Incorporation and Bylaws.

Common Stock. Each share of common stock entitles the holder to one vote on each matter submitted to a vote of our stockholders, including the election of directors. There is no cumulative voting. Subject to preferences that may be applicable to any outstanding preferred stock, stockholders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors. Stockholders have no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions related to the common stock. In the event of liquidation, dissolution or winding up of China Expert, stockholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Options. China Expert has a Stock Incentive Plan, which became effective as of November 21, 2002. Under the plan, the Company may grant options for up to 825,000 shares of common stock. No options or award have been made, exercised or lapsed since the adoption of the Stock Incentive Plan.

Warrants. The Company reserved 150,000 shares have been reserved for issuance upon exercise of outstanding warrants according to an agreement with Rubenstein Investor Relations, Inc. The Company has not issued these warrants as of December 27, 2005.

On October 31, 2005, in connection with the Securities Purchase Agreement, we issued to the selling stockholders warrants for the right to purchase up to 3,921,569 shares of our common stock at a price of $1.53 per share. These warrants will be exercisable for a period equal to the earlier of 18 months from the effective date of this registration statement or five years from the date of issuance. Also, on October, 31, 2005, in connection with the Securities and Purchase Agreement, we issued to the selling stockholders warrants for the right to purchase up to 1,960,784 shares of our common stock at a price of $3.06 per share. These warrants are exercisable for a period of five years following the date of issuance.

In addition, on October 21, 2005, we issued to Platinum Partners Advisors LLC the right to purchase up to 392,157 shares of common stock at a price of $1.53 per share, and up to 196,078 shares of common stock at a price of $3.06 per share. We issued these warrants to Platinum Partners Advisors LLC for legal, due diligence and other expenses as the lead investor as set forth in the Securities Purchase Agreement. The warrant for the right to purchase up to 196,078 shares is exercisable for a period equal to the earlier of 18 months from the effective date of this registration statement or five years from the date of issuance. The warrant for the right to purchase up to 196,078 shares is exercisable for a period of five years following the date of issuance.

Debentures. On October 31, 2005, we closed a financing transaction with the selling stockholders for 7% secured convertible debentures in the principal amount of $6,000,000. Pursuant to a Securities Purchase Agreement, dated as of October 21, 2005, we agreed to sell, and each selling stockholder agreed to purchase in the aggregate, severally and not jointly, up to $6,000,000 of secured convertible debentures. The selling stockholders have the right to convert the full face amount of the debentures into our common stock at a price per share equal to the lesser of (a) $1.80 per share, or (b) 75% of the average of the volume weighted average prices of our common stock for the five consecutive trading days immediately preceding the conversion date. At our option, we are required to make quarterly payments of interest payable in cash or stock, subject to certain conditions under the secured convertible debentures. The due date for the payment of the secured convertible debentures may be accelerated as the result of the occurrence of certain events of default, which include, but are not limited to, defaults by us in making required payments, defaults by us under the Securities Purchase Agreement and other material agreements, bankruptcy, or failure to cause a registration statement for the shares of our common stock underlying the secured convertible debentures to be declared effective within 200 days after the closing date, which occurred on October 31, 2005. On November 1, 2005, we received $5,471,440.06 representing the net proceeds from the issuance of secured convertible debentures to the selling stockholders under the Securities Purchase Agreement. On November 6, 2005, we received a notice of conversion from Ellis International Ltd. Inc for the conversion of 115,128 shares representing an amount equal to $80,000. On November 7, 2005, we received the following notices of conversion: (i) from Alpha Capital AG for the conversion of 251,844 shares of our common stock representing an amount equal to $175,000; (ii) from DKR Soundshore Oasis Holding Fund Ltd. for the conversion of 724,005 shares of our common stock representing an amount equal to $503,111.11; (iii) from Platinum Long Term Growth I, LLC for the conversion of 1,002,426 shares of our common stock representing an amount equal to $696,561; and (iv) from Platinum Partners Advisors, LLC for the conversion of 215,866 shares of our common stock representing an amount equal to $150,000.

Rule 144

In general, under Rule 144 of the 1933 Act a shareholder who owns restricted shares that have been outstanding for at least one year is entitled to sell, within any 3-month period, a number of these restricted shares that does not exceed the greater of 1% of the then outstanding shares of common stock immediately on the date of this Prospectus, or, subject to certain restrictions, the average weekly reported trading volume in the common stock during the four calendar weeks preceding filing of a notice on Form 144 with respect to the sale.

In addition, affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, to sell shares of common stock that are not restricted securities. Sales under Rule 144 are also governed by manner of sale provisions and notice requirements, and current public information about us must be available. Under Rule 144(k), a shareholder who is not currently and who has not been for at least three months before the sale an affiliate and who owns restricted shares that have been outstanding for at least two years may resell these restricted shares without compliance with the above requirements.

Transfer Agent & Registrar

The transfer agent and registrar for our common stock is Madison Stock Transfer. Their address is 1688 E. 16th Street, Brooklyn, New York, 11229. Their telephone number is (718) 527-4453.

Limitation Of Liability: Indemnification

Our By-Laws include an indemnification provision under which we have agreed to indemnify directors and officers of the Company to fullest extent possible from and against any and all claims of any type arising from or related to future acts or omissions as a director or officer of the Company.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of China Expert pursuant to the foregoing, or otherwise, China Expert has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

Anti-Takeover Effects Of Provisions Of The Articles Of Incorporation

There are no provisions in our Articles of Incorporation or Bylaws related to preventing or restricting takeovers, mergers or acquisitions of the Company by another company.

EXPERTS

The audited financial statements included in this Prospectus and elsewhere in the registration statement for the fiscal year ended December 31, 2004 have been audited by PKF, Certified Public Accountants, located in Hong Kong. The report of PKF is included in this Prospectus in reliance upon the authority of this firm as experts in accounting and auditing.

VALIDITY OF SECURITIES

The validity of the shares offered herein will be opined on for us by ____________________.

HOW TO GET MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the 1933 Act with respect to the securities offered by this Prospectus. This Prospectus, which forms a part of the registration statement, does not contain all the information set forth in the registration statement, as permitted by the rules and regulations of the Commission. For further information with respect to us and the securities offered by this Prospectus, reference is made to the registration statement. Statements contained in this Prospectus as to the contents of any contract or other document that we have filed as an exhibit to the registration statement are qualified in their entirety by reference to the to the exhibits for a complete statement of their terms and conditions. The registration statement and other information may be read and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

F-i

CHINA EXPERT TECHNOLOGY, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2005 (Unaudited)	December 31, 2004
	USD	USD

ASSETS
Current assets
Cash and cash equivalents	5,780,920	3,265,318
Accounts receivable	3,491,361	4,438,331
Cost & estimated earnings in excess of billings on uncompleted contracts	11,263,660	—
Amount due from a director	360	360
Amount due from a former officer	1,766,737	2,022,525
Loan to a director	—	3,031,479
Prepayments, deposits and other receivables	3,380,396	3,871,440
Total current assets	25,683,434	16,629,453
Property and equipment, net	31,536	21,131
Intangible assets, net	—	289,203
Prepaid consultancy fees	1,687,500	2,062,500
Deferred tax assets	—	271,758
	27,402,470	19,274,045
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	907,512	975,118
Accrued expenses	120,603	248,556
Amount due to a director	160,459	160,459
Amount due to a former officer	2,689,210	2,137,881
Amount due to shareholders	4,201	730
Income taxes payable	856,775	2,148,319
PRC business tax payable	1,039,185	957,804
Total current liabilities	5,777,945	6,628,867

Stockholders’ equity
common stock, par value USD0.001, authorized
200,000,000 shares; issued and outstanding
September 30, 2005: 23,593,727 shares;
December 31, 2004:24,414,679 shares	23,593	24,414
Additional paid-in capital	8,078,566	7,454,167
Accumulated other comprehensive income	422,424	—
Retained earnings	13,099,942	5,166,597
Total stockholders’ equity	21,624,525	12,645,178
Total liabilities and stockholders’ equity	27,402,470	19,274,045

See the accompanying notes to condensed consolidated financial statements.

CHINA EXPERT TECHNOLOGY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three months ended September 30		Nine months ended September 30
	2005 (Unaudited)	2004 (Unaudited)	2005 (Unaudited)	2004 (Unaudited)
	USD	USD	USD	USD

Revenue	9,029,867	7,409,365	26,039,463	15,976,322
Cost of revenue	(4,942,107)	(4,359,545)	(14,285,693)	(9,397,897)
Gross profit	4,087,760	3,049,820	11,753,770	6,578,425
Other income	6,142	10,454	15,977	47,978
General and administrative expenses	(1,194,261)	(340,202)	(1,780,911)	(949,660)
Intangible assets amortization	(96,401)	(96,401)	(289,203)	(289,203)
Depreciation of property and equipment	(4,340)	(14,117)	(14,144)	(42,656)
Other expenses	—	—	(6,221)	(22,065)
Income before income taxes	2,798,900	2,609,554	9,679,268	5,322,819
Income tax expense	(335,216)	(451,669)	(1,745,923)	(1,123,812)
Net income	2,463,684	2,157,885	7,933,345	4,199,007

Foreign currency translation adjustment	422,424	—	422,424	—
Comprehensive income	2,886,108	2,157,885	8,355,769	4,199,007

Net income per share
- basic and diluted	0.104	0.090	0.329	0.179

Weighted average common stock outstanding
- basic and diluted	23,593,727	23,863,474	24,141,028	23,444,458

See the accompanying notes to condensed consolidated financial statements.

CHINA EXPERT TECHNOLOGY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,
	2005	2004
	(Unaudited)	(Unaudited)
	USD	USD
Cash flows from operating activities:
Net income	7,933,345	4,199,007
Adjustments to reconcile net income to net cash provided by
(used in) operating activities:
Intangible assets amortization	289,203	289,203
Amortization of prepaid consultancy fees	375,000	450,000
Depreciation of property and equipment	14,144	42,656
Consultancy services expenses compensated by common stock	623,578	—
Decrease in deferred tax assets	271,758	150,000
Other expenses	—	22,065
Changes in operating assets and liabilities:
Decrease in accounts receivable	946,970	—
Increase in costs and estimated earnings in excess of billings on uncompleted contracts	(11,263,660)	(74,213)
Decrease (increase) in prepayments, deposits and other receivables	491,044	(4,535,975)
Decrease in accounts payable	(67,606)	(9,686)
Decrease in deposits received	—	(93,141)
Decrease in accrued expenses	(127,953)	(101,870)
Increase in amount due to shareholders	3,471	—
Increase in PRC business tax payable	81,381	691,626
(Decrease) increase in income taxes payable	(1,291,544)	973,813
Net cash provided by (used in) operating activities	(1,720,869)	2,003,485
Cash flows from investing activities:
Purchase of property and equipment	(24,549)	(4,782)
Repayment from a director	3,031,479	—
Net cash provided by (used in) investing activities	3,006,930	(4,782)
Cash flows from financing activities:
Decrease in amount due from a former officer	807,117	—
Repayment from officers	—	94,787
Net cash provided by financing activities	807,117	94,787
Effect of exchange rate changes	422,424	—
Net increase in cash and cash equivalents	2,515,602	2,093,490
Cash and cash equivalents, beginning of period	3,265,318	47,223
Cash and cash equivalents, end of period	5,780,920	2,140,713
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest paid	—	—
Income taxes paid	3,037,504	—
Supplemental disclosure of significant non-cash transactions:
Issuance of common stock in connection with consulting services	623,578	—

CHINA EXPERT TECHNOLOGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The accompanying condensed consolidated financial statements of China Expert Technology, Inc (the “Company”) have been prepared in accordance with generally accepted accounting principles in the United States of America for interim consolidated financial information. Accordingly, they do not include all the information and notes necessary for comprehensive consolidated financial statements.

In the opinion of the management of the Company, all adjustments, which are of a normal recurring nature, necessary for a fair presentation of the operating results for the three months and nine months ended September 30, 2005 have been made. It is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and notes thereto included in the Company’s annual audited financial statements for the year ended December 31, 2004. The Company follows the same accounting policies in preparation of interim reports.

Results for the interim periods presented are not necessarily indicative of the results that might be expected for the entire fiscal year.

2. DESCRIPTION OF BUSINESS

The Company continues to be engaged in the provision of system integration services, consultancy services and agency services. All the Company’s revenues for the quarter periods presented in the condensed consolidated financial statements and two years prior to this quarter are derived from two governmental organizations in Fujian Province of the People’s Republic of China (the “PRC”).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company balances and transactions are eliminated in consolidation.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates required to be made by management include the recoverability of long lived assets and recognition of revenue under long term contracts. Actual results could differ from those estimates.

Prepaid expenses

Prepaid expenses represent the aggregate fair value of the Company’s common stock issued in return for the consultancy works provided by certain consultants to the Company. The fair value is determined by reference to the average price of the Company’s common stock as quoted on the Over the Counter Bulletin Board (“OTCBB”) at the date of issuance. The prepaid expenses are amortized on a straight-line basis over the terms of the consulting agreements of five years.

Revenue recognition

Revenue from fixed price long-term contracts is recognized on the percentage of completion method for individual contracts. Revenues is recognized in the ratio that costs incurred bear to total estimated contract costs. The use of the percentage of completion method of revenue recognition requires estimates of percentage of project completion. Changes in job performance, estimated profitability and final contract settlements may result in revisions to costs and income in the year in which the revisions are determined. Provisions for any estimated losses on uncompleted contracts are made in the year in which such losses are determinable. In instances when the work performed on fixed price agreements is of relatively short duration, the completed contract method of accounting, whereby revenue is recognized when the work is completed, is used.

CHINA EXPERT TECHNOLOGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Cost of revenue

Cost of revenue comprises labor and other cost of personnel directly engaged in providing the services, subcontracting and attributable overhead costs. Cost of revenue does not include any allocation of depreciation or amortization expense.

Foreign Currency Translation

The Group uses China Renminbi (“RMB”) as a functional currency. Transactions denominated in currencies other than RMB are translated into RMB at the applicable rates of exchange prevailing at the dates of the transactions. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange prevailing at the balance sheet date. Exchange gains or losses arising from changes in exchange rates subsequent to the transactions dates for monetary assets and liabilities denominated in other currencies are included in the determination of net income for the respective period.

For financial reporting purposes, RMB has been translated into United States dollars (“USD”) as the reporting currency. Assets and liabilities are translated at the exchange rate in effect at period end. Income statement accounts are translated at the average rate of exchange prevailing during the period. Translation adjustments arising from the use of different exchange rate from period to period are included as a component of stockholders’ equity as “Accumulated other comprehensive income”. Gains and losses resulting from foreign currency transactions are included in other comprehensive income/(loss).

During the nine months period ended 30 September 2005, foreign currency translation adjustment amounted to US$422,424 was recognized as other comprehensive income.

Recently issued accounting pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment", which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation", SFAS No. 123(R) supersedes APB Opinion No.25, “Accounting for Stock Issued to Employees and amends SFAS No.95, “Statement of Cash Flows”. Generally, the approach in SFAS No.123(R) is similar to the approach described in SFAS No. 123. However, SFAS No.123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123 (R) was to be effective from the beginning of the first interim or annual reporting period after June 15, 2005. In April 2005, the Securities and Exchange Commission delayed the implementation of SFAS 123(R). As a result, SFAS 123(R) will be effective for small business issuers from the beginning of the first annual reporting period after December 15, 2005, which is the fiscal year ending December 31, 2006 for the Company. The Company is currently assessing the impact of this statement on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, which would be our second quarter of fiscal 2006. The adoption of SFAS No. 153 is not expected to have a material effect on our consolidated financial position or results of operations.

In May 2005, the Financial Accounting Standards Board (“FASB”) SFAS No. 154, Accounting Changes and Error Corrections (“SFAS No. 154”), which replaces Accounting Principles Board Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principles. It requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact on the Company’s operations will depend on future accounting pronouncements or changes in accounting principles.

CHINA EXPERT TECHNOLOGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	September 30,	December 31,
	2005	2004
	USD	USD
	(Unaudited)

Prepaid sub-contracting cost	3,310,974	3,827,136
Rental and other deposits	69,422	44,304
	3,380,396	3,871,440

5. RELATED PARTY TRANSACTIONS

As of September 30, 2005 amount due from Mr. Lai Man Yuk, a former officer and currently a beneficial owner of the Company, represents mainly temporary cash advances to Mr. Lai by a subsidiary. Amounts due to Mr. Lai represent cash advances from him to the Company and subsidiaries. These balances are interest free, unsecured and without fixed term of repayment. Details of the balances with Mr. Lai are as follows:

	September 30,	December 31,
	2005	2004
	USD	USD
	(Unaudited)

Amount due from Mr. Lai to: China Expert (Shenzhen) Company Limited	1,766,737	2,022,525

Amount due to Mr. Lai by:
the Company	1,977	—
China Data Holdings Limited	448,866	—
China Expert Network Company Limited	2,190,096	2,133,691
Hong Zhong Holdings Limited	48,271	4,190
Total	2,689,210	2,137,881

In 2004, a rental agreement was signed between Mr. Lai and the Company for leasing of the office premises at Shenzhen at a monthly rent of RMB91,677 (equivalent to USD11,117), which was determined by both parties with reference to the market rental. The operating lease arrangements with expiry date in December 2005 are cancelable and rentals are paid on a monthly basis. During the period ended September 30, 2005 and 2004, the Company paid rental fee amounting to USD100,053 and USD100,053 respectively, to Mr. Lai.

A loan to a director, Mr. Kung Sze Chau, which was interest bearing at 5.22% per annum, unsecured and due by January 14, 2005 was repaid during the period.

Other balances with directors and shareholders are interest-free and unsecured with no fixed terms of repayment.

6. COST AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS ON UNCOMPLETED CONTRACTS

	September 30,	December 31,
	2005	2004
	USD	USD
	(Unaudited)

Costs and estimated earnings to date	61,866,302	33,168,093
Less: Billings	(50,602,642)	(33,168,093)
	11,263,660	—

CHINA EXPERT TECHNOLOGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  COMMITMENTS AND CONTINGENCIES

The Company is obligated under operating leases requiring minimum rentals as follows:

USD

Three months ending December 31, 2005	26,515
Years ending December 31
2006	106,060
2007	29,166
Total minimum lease payments	161,741

There are no other material commitments and contingencies.

8.  STOCKHOLDERS’ EQUITY

In July 2005, the Company issued 1,056,911 shares of common stock as compensation for consultancy services. This resulted in the recognition of consulting expenses included in general and administrative expenses of $623,578 for the nine months ended September 30, 2005.

In addition, the Company cancelled 1,877,863 shares of common stock.

9.  SUBSEQUENT EVENTS

On October 31, 2005, the Company completed the closing under the Securities Purchase Agreement (the “Agreement”), dated October 21, 2005, with Alpha Capital AG, DKR Soundshore Oasis Holding Fund Ltd., Ellis International Ltd, Inc., Platinum Partners Advisors, and Platinum Long Term Growth (the “Purchasers”). The Securities Purchase Agreement was filed as an exhibit to the Company’s Current Report on Form 8-K, dated October 21, 2005.

As a result of the closing, the Company became obligated on $6,000,000 in face amount of 7% Secured Convertible Debenture (the “Debentures”). The Debentures are due and payable in full one year from the date of issuance, and require quarterly payment of interest payable in cash or stock (subject to certain conditions at the option of the Company). At any time from the date of issuance until the maturity date of the Debentures, Purchasers have the right to convert the full face amount of the Debentures to common stock of the Company at a price equal to 75% of the average of the volume weighted average prices of the Company’s common stock for the 5 consecutive trading days immediately prior to the date of conversion. In no event will the conversion price be greater than $1.80 per share.

On November 6, 2005, the Company received a conversion notice from a Purchaser converting $80,000 of principal amount of the Debentures and accrued interest into 115,128 shares of common stock. On November 7, 2005, the Company received conversion notices from certain Purchasers converting $1,521,561 of principal amount of the Debentures and accrued interest into 2,194,141 shares of common stock. These conversions have been approved by the Board.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
China Expert Technology, Inc.

We have audited the accompanying consolidated balance sheets of China Expert Technology, Inc. and its subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Expert Technology, Inc. and its subsidiaries as of December 31, 2004 and 2003 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

PKF
Certified Public Accountants
Hong Kong
February 22, 2005

CHINA EXPERT TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,
	2004	2003
	USD	USD
Assets

Current assets
Cash and cash equivalents	3,265,318	47,223
Accounts receivable	4,438,331	—
Amount due from an officer (Note 7)	—	94,787
Loan to a director (Note 8a)	3,031,479	—
Amount due from a former officer (Note 7)	2,022,525	—
Amount due from a director (Note 8b)	360	—
Prepayments, deposits and other receivables (Note 9)	3,871,440	1,287,889
Total current assets	16,629,453	1,429,899

Property and equipment, net (Note 4)	21,131	52,120
Intangible assets, net (Note 5)	289,203	674,807
Prepaid expenses (Note 6)	2,062,500	—
Deferred tax assets (Note 12)	271,758	315,745

Total assets	19,274,045	2,472,571

Liabilities And Stockholders’ Equity

Current liabilities
Accounts payable	975,118	9,686
Deposits received	—	93,141
Accruals (Note 10)	248,556	364,951
PRC business tax	957,804	274,542
Billings in excess of costs and estimated earnings on uncompleted contracts (Note 11)	—	164,820
Amount due to a former officer (Note 7)	2,137,881	—
Amount due to a director (Note 8b)	160,459	—
Amounts due to shareholders (Note 8b)	730	—
Income tax payable	2,148,319	309,634

Total current liabilities	6,628,867	1,216,774

Commitments and contingencies (Note 18)	—	—

Stockholders’ equity
common stock, USD0.001 par value, 200,000,000 shares authorized; 24,414,679 shares issued and outstanding at December 31, 2004; 21,335,000 shares issued and outstanding at December 31, 2003 (Note 14)	24,414	21,335
Additional Paid-in capital (Note 15)	7,454,167	3,834,706
Retained earnings/(accumulated deficit)	5,166,597	(2,600,244)

Total stockholders’ equity	12,645,178	1,255,797

Total liabilities and stockholders’ equity	19,274,045	2,472,571

See the accompanying notes to the consolidated financial statements

CHINA EXPERT TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2004	2003	2002
	USD	USD	USD

Revenue (Note 19)	26,831,135	5,666,934	1,250,100

Cost of revenue	(14,469,900)	(2,706,174)	(356,850)

Gross profit	12,361,235	2,960,760	893,250

Other income	2,872	—	—

Advertising and promotional expenses
(Notes 1 and 15)	(1,101,205)	(6,501)	(48,537)

General and administrative expenses	(1,193,849)	(894,299)	(1,163,848)

Intangible assets amortization (Note 5)	(385,604)	(385,604)	(385,604)

Depreciation and amortization (Note 4)	(36,222)	(161,372)	(179,470)

Other expenses	(22,065)	—	—

Income/(loss) from operations	9,625,162	1,512,984	(884,209)

Interest income	24,350	745	488

Income/(loss) before income tax	9,649,512	1,513,729	(883,721)

Income tax expenses (Note 12)	(1,882,671)	(303,316)	(67,167)

Net income/(loss)	7,766,841	1,210,413	(950,888)

Basic net income/(loss) per share (Note 13)	0.33	0.06	(0.04)

See the accompanying notes to the consolidated financial statements

CHINA EXPERT TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock
	Shares	Amount USD	Additional Paid-in capital USD	(Accumulated deficit)/ retained earnings USD

At January 1, 2002 (Note 14)	21,335,000	21,335	3,834,706	(2,859,769)

Loss for the year	—	—	—	(950,888)

At December 31, 2002 and January 1, 2003 (Note 14)	21,335,000	21,335	3,834,706	(3,810,657)

Income for the year	—	—	—	1,210,413

At December 31, 2003 and January 1, 2004 (Note 14)	21,335,000	21,335	3,834,706	(2,600,244)

Shares issued for reverse takeover (Notes 2, 14 and 15)	728,474	728	20,607	—

Shares issued in return for provision of consultancy works (Notes 1, 14 and 15)	1,800,000	1,800	3,598,200	—

Shares issued in return for sourcing of a contract customer (Notes 1, 14 and 15)	1,101,205	1,101	1,100,104	—

Cancellation of shares previously issued to a consultant (Notes 1,14 and 15)	(550,000)	(550)	(1,099,450)	—

Income for the year	—	—	—	7,766,841

At December 31, 2004	24,414,679	24,414	7,454,167	5,166,597

See the accompanying notes to the consolidated financial statements

CHINA EXPERT TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2004	2003	2002
	USD	USD	USD
Cash flows from operating activities:
Net income/(loss)	7,766,841	1,210,413	(950,888)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities: Advertising and promotional expenses	1,101,205	—	—
Intangible assets amortization	385,604	385,604	385,604
Amortization of prepaid expenses	437,500	—	—
Depreciation and amortization	36,222	161,372	179,470
Loss on disposal of property and equipment	—	3,474	—
Decrease/(increase) in deferred tax assets	43,987	144,829	(39,298)
Other expenses	22,065	—	—
Changes in operating assets and liabilities:
Increase in accounts receivable	(4,438,331)	—	—
Decrease in costs and estimated earnings in excess of billings on uncompleted contracts	—	166,775	23,824
Increase in amount due from a director	(360)	—	—
Decrease in amount due from an officer	94,787	—	—
(Increase)/decrease in prepayments, deposits and other receivables	(2,583,551)	(1,204,192)	48,801
Increase/(decrease) in accounts payable	965,432	1,718	(93,151)
(Decrease)/increase in accruals	(116,395)	205,297	58,832
Increase in PRC business tax	683,262	189,984	328
(Decrease)/increase in deposits received	(93,141)	93,141	—
(Decrease)/increase in billings in excess of costs and estimated earnings on uncompleted contracts	(164,820)	164,820	(11,727)
Increase in amount due to a former officer	115,356	—	—
Increase in amount due to a director	160,459	—	—
Increase in income tax payable	1,838,685	158,487	106,465
Net cash provided by/(used in) operating activities	6,254,807	1,681,722	(291,740)

Cash flows from investing activities:

Proceeds from disposal of property and equipment	—	12,666	—
Purchase of property and equipment	(5,233)	—	(19,576)

Net cash (used in)/provided by investing activities	(5,233)	12,666	(19,576)

Cash flows from financing activities:

Advances (to)/from directors and officers	(3,031,479)	(1,946,498)	474,381

Net cash (used in)/provided by financing activities	(3,031,479)	(1,946,498)	474,381

Net increase/(decrease) in cash and cash equivalents	3,218,095	(252,110)	163,065
Cash and cash equivalents, beginning of year	47,223	299,333	136,268

Cash and cash equivalents, end of year	3,265,318	47,223	299,333

See the accompanying notes to the consolidated financial statements

CHINA EXPERT TECHNOLOGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE COMPANY

The Company was incorporated in the State of Nevada on June 18, 1990.

Following a reverse takeover transaction as detailed in note 2, the Company has ended its development stage and is now engaging in the provision of system integration services, consultancy services and agency services through its subsidiaries, China Expert Network Company Limited (“CEN”), Expert Network (Shenzhen) Limited (“ENS”) and Hong Zhong Holdings Limited (“HZH”). CEN is a Hong Kong incorporated company; ENS is a limited liability company established in the People’s Republic of China (the “PRC”) and HZH is a limited liability company incorporated in the British Virgin Islands. ENS and HZH are wholly-owned by CEN.

On February 18, 2004, the Company entered into consulting agreements (the “Consulting Agreements”) with several consultants (the “Consultants”) for the provision of corporate finance and reporting, information technology process improvement and technology support services to the Company. The terms of these Consulting Agreements commence on February 18, 2004 and end on February 17, 2009. In consideration of the consulting services provided, the Company issued in aggregate 1,800,000 shares of the Company’s common stock to the Consultants (Note 14(i)).

On February 26, 2004, the Company entered into a strategic services agreement (the “Strategic Services Agreement”) with a corporate consultant for the sourcing of e-government contracts to the Company in the Fujian Province in the PRC. In consideration of the sourcing services provided, the Company agreed to pay commission at 15% of the gross income of the contracts obtained by the Company. During the year, the Company issued 1,101,205 shares of the Company’s common stock to the corporate consultant as a commission for the contracts obtained (Note 14(ii)).

On April 12, 2004, the name of the Company was changed from Leopard Capital, Inc. to China Expert Technology, Inc. (“CXTI”).

One of the Consultants did not provide services in accordance with the aforesaid consulting agreement. Accordingly, on December 28, 2004, the Company and this consultant entered into an agreement for the termination of the aforesaid consulting agreement and the surrender of 550,000 of the Company’s common stock previously granted to him. Such common stock were canceled (Note 14(iii)).

NOTE 2. BASIS OF PREPARATION

The accompanying consolidated financial statements of CXTI and its subsidiaries (“the Group”) have been prepared in accordance with generally accepted accounting principles in the United States of America.

On February 9, 2004, CXTI completed a share exchange with the stakeholders of CEN (“the Exchange”). In the Exchange, CXTI acquired 30,000,000 shares representing all the issued and outstanding common stock of CEN from the stakeholders of CEN (“the Shareholders”) in exchange for the issuance of 19,935,000 shares of common stock of CXTI to the Shareholders. In conjunction with the Exchange, CXTI also issued a total of 1,400,000 additional shares to various parties as compensation for consulting services for the reverse takeover.

The Exchange resulted in a change of control of CXTI. Upon completion of the Exchange and the related share issuance, CXTI has a total of 22,063,474 shares issued and outstanding, of which 19,935,000 or approximately 90.35% are owned by the Shareholders. As the Exchange resulted in the former stakeholders of CEN owning greater than 50% of the common stock of CXTI, the Exchange has been treated as a reverse takeover with CEN as the accounting acquirer (legal subsidiary) and CXTI as the accounting acquiree (legal parent).

Accordingly, the purchase method under reverse takeover accounting has been applied except that no goodwill is recorded on the consolidated balance sheet.

CHINA EXPERT TECHNOLOGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 are presented in U.S. dollars (“USD”) and include the accounts of the Company and its subsidiaries. All significant inter-company balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting year. Significant estimates required to be made by management include the recoverability of long lived assets and recognition of revenue under long term contracts. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments and have maturities of three months or less at the date of purchase.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Maintenance, repairs and betterments, including replacement of minor items, are charged to expense; major additions to physical properties are capitalized. Depreciation and amortization are provided using the straight-line method over the estimated useful lives at the following annual rates:

Furniture, fixtures and office equipment	20%
Computer equipment and software	30%
Motor vehicles	30%
Leasehold improvements	the shorter of 30% or lease term

Intangible assets

Intangible assets represent information database purchased. Cost relating to the setting up of information databases via purchases of data or information are capitalized and stated at cost less accumulated amortization and any impairment losses. The costs of information database are amortized using the straight-line method over its estimated useful life of five years.

Prepaid Expenses

Prepaid expenses represent the aggregate fair value of the Company’s common stock issued in return for the consultancy works provided by certain consultants to the Company. The fair value is determined by reference to the average price of the Company’s common stock as quoted on the Over the Counter Bulletin Board (“OTCBB”) at the date of issuance. The prepaid expenses are amortized on a straight-line basis over the terms of the consulting agreements of five years.

Impairment of long-lived assets

The Company evaluates long-lived assets for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable.

The impairment of long-lived assets is measured pursuant to the guidelines of Statement of Financial Accounting Standards (SFAS) No.144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. When an indicator of impairment has occurred, management’s estimate of undiscounted cash flows attributable to the assets is compared to the carrying value of the assets to determine whether impairment has occurred. If an impairment of the carrying value has occurred, the amount of the impairment recognized in the financial statements is determined by estimating the fair value of the assets and recording a loss of the amount that the carrying value exceeds the estimated fair value.

CHINA EXPERT TECHNOLOGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income taxes

The Company accounts for income tax under the provisions of SFAS No. 109 “Accounting for Income Taxes”, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. Deferred income taxes are recognized for all significant temporary differences between tax and financial statements bases of assets and liabilities. Valuation allowances are established against net deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Revenue recognition

Revenue from fixed price long-term contracts is recognized on the percentage of completion method for individual contracts. Revenues are recognized in the ratio that costs incurred bear to total estimated contract costs. The use of the percentage of completion method of revenue recognition requires estimates of percentage of project completion. Changes in job performance, estimated profitability and final contract settlements may result in revisions to costs and income in the year in which the revisions are determined. Provisions for any estimated losses on uncompleted contracts are made in the year in which such losses are determinable. In instances when the work performed on fixed price agreements is of relatively short duration, we use the completed contract method of accounting, whereby revenue is recognized when the work is completed, is used.

Cost of Revenue

Cost of revenue comprises labor and other cost of personnel directly engaged in providing the services, subcontracting and attributable overhead costs. Cost of revenue does not include any allocation of depreciation or amortization expense.

Concentration of credit risk

Concentration of credit risk is limited to accounts receivable and is subject to the financial conditions of major customer. The Company does not require collateral or other security to support client’s receivables. The Company conducts periodic reviews of its clients’ financial condition and customer payment practices to minimize collection risk on accounts receivable.

Fair value of financial instruments

The carrying amounts of certain financial instruments, including cash and cash equivalents, accounts receivable, related parties receivable and related parties payable approximate fair value due to the short-term nature of these items.

Foreign Currency Translation

The Group uses China Renminbi (“RMB”) as the functional currency, which is not freely convertible into foreign currencies. Transactions denominated in currencies other than RMB are translated into RMB at the applicable rates of exchange prevailing at the dates of the transactions, quoted by the People’s Bank of China (the “PBOC”). Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange quoted by the PBOC prevailing at the balance sheet date. Exchange gains or losses arising from changes in exchange rates subsequent to the transactions dates for monetary assets and liabilities denominated in other currencies are included in the determination of net income for the respective period.

For financial reporting purposes, RMB has been translated into United States dollars (“USD”) as the reporting currency. Assets and liabilities are translated at the exchange rate in effect at period end. Income statement accounts are translated at the average rate of exchange prevailing during the period. Translation adjustments arising from the use of different exchange rates from period to period are included as a component of stockholders’ equity as “Accumulated other comprehensive income - foreign currency translation adjustments”. Gains and losses resulting from foreign currency transactions are included in other comprehensive income/(loss). Foreign currency translation adjustment was not material.

During 2004 and 2003, there have been no significant changes in exchange rates. Accordingly, there are no changes in other comprehensive income/ (loss).

CHINA EXPERT TECHNOLOGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

New accounting pronouncements

(i)
The Statement of Financial Accounting Standards No.150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”) was issued in May 2003. This statement affects the classification, measurement and disclosure requirements of the following three types of freestanding financial instruments:-

1) mandatory redeemable shares, which the issuing company is obligated to buy back with cash or other assets;

2) instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets, which include put options and forward purchase contracts; and

3) obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares.

In general, SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement had no impact on the Company’s results of operations or financial position.

(ii)
Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities (“VIE”)” (“FIN 46”), was issued in January 2003. FIN 46 requires that if an entity is the primary beneficiary of a variable interest entity, the assets, liabilities and results of operations of the variable interest entity should be included in the consolidated financial statements of the entity. The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003.

In December 2003, the Financial Accounting Standards Board (“FASB”) completed deliberations on proposed modifications to FIN 46 and re-issued FIN 46 (“Revised Interpretation”) resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIEs created after January 31, 2003 but prior to January 1, 2004 may be accounted for either based on the original interpretation or the Revised Interpretation. The adoption of these interpretations had no impact on the Company’s results of operation or financial position.

(iii)
SFAS 132 (revised 2003), “Employer’s Disclosure about Pensions and Other Post-Retirement Benefits” was issued in December 2003. SFAS 132 (revised) revised employer’s disclosure about pension plans and other post-retirement benefit plans. SFAS 132 (revised) requires additional disclosures in annual financial statements about the types of plan assets, investment strategy, measurement dates, plan obligations, cash flows, and components of net periodic benefit cost of defined benefit pension plans and other post-retirement benefit plans. The annual disclosure requirements are effective for fiscal years ended after December 15, 2003. SFAS 132 (revised) also requires interim disclosure of the elements of net periodic benefit cost and the total amount of contributions paid or expected to be paid during the current fiscal year if significantly different from amounts previously disclosed. The interim disclosure requirements of SFAS 132 (revised) are effective for interim periods beginning after December 15, 2003. The adoption of this statement had no impact on the Company’s results of operation or financial position.

The details of the Group’s defined contribution pension plans are disclosed in note 17 to the consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment.” This Standard addresses the accounting for transactions in which a company receives employee services in exchange for (a) equity instruments of the company or (b) liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. This Standard eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and requires that such transactions be accounted for using a fair-value-based method. The Standard is effective for periods beginning after June 15, 2005. The Company is currently assessing the impact of this Standard on its results of operations and financial position.

CHINA EXPERT TECHNOLOGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,
	2004	2003
	USD	USD
Purchase cost:

Furniture, fixtures and office equipment	207,376	204,447
Computer equipment and software	108,268	105,964
Motor vehicles	74,087	74,087
Leasehold improvements	156,652	156,652

Total	546,383	541,150

Accumulated depreciation and amortization	(525,252)	(489,030)

Property and equipment, net	21,131	52,120

Depreciation and amortization expenses for the years ended December 31, 2004, 2003 and 2002 amounted to USD 36,222, USD 161,372 and USD 179,470 respectively.

During the year ended December 31, 2003, property and equipment with carrying amount of USD 16,140 were disposed of at a consideration of USD 12,666 resulting in a loss of USD 3,474. There were no disposal of property and equipment in 2004 and 2002.

NOTE 5. INTANGIBLE ASSETS

	December 31,
	2004	2003
	USD	USD
Purchase cost:
Information databases	1,928,020	1,928,020
Accumulated amortization	(1,638,817)	(1,253,213)

Intangible assets, net	289,203	674,807

Amortization for each of the three years ended December 31, 2004, 2003 and 2002 amounted to USD 385,604.

The Company’s information databases represent costs for acquiring the expert information data assembled by and lists and details of projects developed by parties independent of the Company. The consideration for the Company’s acquisition of the information databases amounted to USD 1,928,020 (or HKD15,000,000) was satisfied by the issue of 15,000,000 shares of CEN at HKD1 per share in the year of 2000.

NOTE 6. PREPAID EXPENSES

At December 31, 2004, prepaid expenses are as follows :

USD

Prepaid consultancy fees	2,500,000

Accumulated amortization	(437,500)

2,062,500

CHINA EXPERT TECHNOLOGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amortization for the year ended December 31, 2004 amounted to USD437,500.

NOTE 7. BALANCE WITH AN OFFICER/A FORMER OFFICER

The balance represents current account with Mr. Lai Man Yuk (“Mr. Lai”). It is interest-free, unsecured and has no fixed terms of repayment.

NOTE 8. BALANCES WITH RELATED PARTIES

a.	Loan to a director

The advance was made to Mr. Kung Sze Chau (“Mr. Kung”). It is interest bearing at 5.22% per annum, unsecured and due by January 14, 2005.

b.	Balances with directors and shareholders

The balances are interest-free, unsecured and have no fixed terms of repayment.

NOTE 9. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

At December 31, 2004 and 2003, the balances comprised of the following:

	December 31,
	2004	2003
	USD	USD

Prepaid contract costs	3,827,136	1,223,518
Rental and other deposits	44,304	64,371

	3,871,440	1,287,889

NOTE 10. ACCRUALS

At December 31, 2004 and 2003, accruals comprised of the following:

	December 31,
	2004	2003
	USD	USD

Payroll	29,315	34,848
Rental expense	32,596	115,103
Accounting service fee	23,507	53,070
Auditors’ remuneration	136,890	122,108
Others	26,248	39,822

Total	248,556	364,951

CHINA EXPERT TECHNOLOGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11. BILLINGS, COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

	December 31,
	2004	2003
	USD	USD

Costs and estimated earnings to date	33,168,093	4,961,290
Less : Billings	(33,168,093)	(5,126,110)

	—	(164,820)

NOTE 12. INCOME TAXES

The income tax expenses consists of the following :

	Year ended December 31,
	2004	2003	2002
	USD	USD	USD
Current:
PRC	(1,838,684)	(158,487)	(106,465)

Total current expenses	(1,838,684)	(158,487)	(106,465)

Deferred:
PRC	6,861	(248,563)	62,458
Hong Kong	(50,848)	103,734	(23,160)

Total deferred (expenses)/benefits	(43,987)	(144,829)	39,298

Total expenses for income tax	(1,882,671)	(303,316)	(67,167)

Income tax expenses vary from the amount computed by applying the PRC statutory income tax rate to income/(loss) before income tax as follow :-

	Year ended December, 31
	2004	2003	2002
	USD	USD	USD

Income/(loss) before income tax	9,649,512	1,513,729	(883,721)

Expected income tax (expenses)/
benefits at PRC income tax rate of 15%	(1,447,426)	(227,059)	132,558
Tax rates differential	349,539	27,110	10,515
Expenses not deductible for tax purposes	(64,812)	(103,367)	(103,775)
Income subject to both PRC and
Hong Kong income tax	—	—	(106,465)
Change in valuation allowances	(719,972)	—	—

Income tax expenses	(1,882,671)	(303,316)	(67,167)

The major components of deferred tax assets and liabilities as of December 31, 2004 and 2003 are as follows:

CHINA EXPERT TECHNOLOGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	December 31,
	2004	2003
	USD	USD
Deferred tax assets:

Excess of book depreciation expense over tax depreciation expense	8,683	38,523
Expenses that are reported in financial statements prior to becoming deductible for tax purposes	—	83,285
Tax losses	983,047	314,633
Valuation allowances	(719,972)	—

	271,758	436,441
Deferred tax liabilities:

Expenses that are deductible for tax purposes prior to being reported in financial statements	—	40,015
Revenue recognized for financial reporting purposes before being recognized for tax purposes	—	80,681

	—	120,696

	271,758	315,745

At December 31, 2004 and 2003, CXTI had tax losses amounted to USD 1,713,508 and USD 85,018 respectively which can be carried forward twenty years from the year of loss.

At December 31, 2004 and 2003, CEN had tax losses amounted to USD 2,360,431 and USD 1,797,904 respectively which can be carried forward indefinitely.

NOTE 13. BASIC NET INCOME/ (LOSS) PER SHARE

(i) The basic net income/(loss) per share is calculated using the net income/(loss) and the weighted average number of shares outstanding during the year.

	Year ended December 31,
	2004	2003		2002

Net income/(loss) (USD)	7,766,841	1,210,413		(950,888)

Weighted average common shares Outstanding	23,737,929	21,335,000	#	21,335,000 #

Basic net income/(loss) per share (USD)	0.33	0.06		(0.04)

# The number represents the number of shares issued by CXTI for the Exchange.

(ii) The diluted net income/(loss) per share is not presented as there is no dilutive effect for the years ended December 31, 2004, 2003 and 2002.

CHINA EXPERT TECHNOLOGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14. COMMON STOCK

		Amount
	No. of shares	USD
Authorized :
common stock at USD0.001 par value	200,000,000	200,000
Issued and outstanding:-

common stock at USD0.001 par value At January 1, 2004	21,335,000	21,335

Shares issued for reverse takeover (Note 2)	728,474	728
Shares issued in return for provision of consultancy works (Note 14(i))	1,800,000	1,800
Shares issued in return for the sourcing of a contract customer (Note 14(ii))	1,101,205	1,101
Cancellation of shares (Note 14(iii))	(550,000)	(550)

At December 31, 2004	24,414,679	24,414

(i)
On February 18, 2004, the Company entered into Consulting Agreements with the Consultants for the provision of various consultancy works. The terms of these Consulting Agreements commence on February 18, 2004 and end on February 17, 2009. In consideration of the consulting services provided, the Company issued in aggregate 1,800,000 shares of the Company’s common stock to the Consultants in February of 2004 (Note 1).

(ii)
On February 26, 2004, the Company entered into Strategic Services Agreement with a corporate consultant for the provision of the sourcing of e-government contracts in the PRC. In consideration of the consulting services provided, the Company issued 1,101,205 shares of the Company’s common stock to the corporate consultant in November of 2004 (Note 1).

(iii)
On December 28, 2004, the Company entered into an agreement with one of the Consultants for the termination of the aforementioned consulting agreement and the surrender of 550,000 shares of the Company’s common stock previously granted to him. Such shares were canceled in December of 2004 (Note 1).

NOTE 15. ADDITIONAL PAID-IN CAPITAL

USD
At January 1, 2004	3,834,706
common stock issued in relation to:
Shares issued for reverse takeover	20,607
The provision of consultancy works	3,598,200
The sourcing of a contract customer	1,100,104
Cancellation of shares	(1,099,450)

7,454,167

The paid-in capital represents the excess of the aggregate fair value of the Company’s common stock issued under the Consulting Agreements (Note 14(i)) and the Strategic Services Agreement (Note 14(ii)) over the par value of the stocks issued, after adjustment for the portion in relation to the shares canceled (Note 14(iii)) during the year. The fair value is determined by reference to the average price of the Company’s common stock quoted on the OTCBB at the dates of issuance.

The fair values for the common stock issued in connection with the Consulting Agreements (as adjusted for the cancellation of shares) and the Strategic Services Agreement were treated as prepaid expenses (Note 6) and expensed as advertising and promotional expenses.

NOTE 16. STOCK INCENTIVE PLAN

(i)
At the annual meeting of the stockholders held on January 21, 2003, the Company’s 2002 Stock Incentive Plan (the “Plan”) was approved. Under the Plan, the Compensation Committee of the Board of Directors, in its discretion, may grant common stock or options to purchase common stock of the Company to key employees, consultants, and non-employee directors of the Company. The Company has reserved 825,000 shares of common stock for the options under the Plan.

The purpose of the Plan is to improve the Company’s ability to attract, retain and compensate highly competent key employees, non-employee directors and consultants and to motivate selected key employees, non-employee directors and consultants of the Company to achieve long-term corporate objectives, by awarding certain options to purchase the Company’s common stock, and to receive grants of common stock subject to certain restrictions.

CHINA EXPERT TECHNOLOGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Compensation Committee of the Board of Directors shall have the authority to determine all matters relating to the options to be granted under the Plan including selection of the individuals to be granted awards or stock options, the number of stock, the date, the termination of the stock options or awards, the stock option term, vesting schedules and all other terms and conditions thereof.

(ii)	No options or awards have been made, exercised or lapsed since the adoption of the Plan.

NOTE 17. PENSION PLANS

CEN participates in a defined contribution pension scheme under the Mandatory Provident Fund Schemes Ordinance (“MPF Scheme”) for all its eligible employees in Hong Kong.

The MPF Scheme is available to all employees aged 18 to 64 with at least 60 days of service in the employment of CEN in Hong Kong. Contributions are made by CEN at 5% based on the participants’ relevant income with a ceiling of USD 2,564 (or HKD 20,000). The participants are entitled to 100% of CEN’s contributions together with accrued returns irrespective of their length of service with CEN, but the benefits are required by law to be preserved until the retirement age of 65.

As stipulated by the PRC government regulations, ENS is required to contribute to PRC insurance companies organized by the PRC government which are responsible for the payments of pension benefits to retired staff. The monthly contribution of ENS was equal to 9% of the salaries of the existing staff. ENS has no obligation for the payment of pension benefits beyond the annual contributions described above.

The assets of the schemes are controlled by trustees and held separately from those of CEN and ENS. Total pension cost was USD 15,635 USD 17,674 and USD 16,629 during the years ended December 31, 2004, 2003 and 2002 respectively.

NOTE 18. COMMITMENTS

The Company leases office premises in Hong Kong under a non-cancelable operating lease agreement that expires at a date through April 2007. Minimum future commitments under this agreement with term in excess of one year as of December 31, 2004 were as follows:

Year	USD

2005	106,060
2006	106,060
2007	29,166

241,286

In addition, the Company leases office premises in the PRC from a former officer, Mr. Lai. Details of operating lease arrangement are set out in note 20b.

Rental expense was USD281,621, USD339,649 the USD317,100 during the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE 19. CONCENTRATION

The Company’s major customers are two local government bodies in Fujian Province of the PRC which accounted for 100%, 99% and 67% of the Company’s total revenue in relation to the provision of consultancy and system integration for establishment of e-government information system and network for the years ended December 31, 2004, 2003 and 2002 respectively.

CHINA EXPERT TECHNOLOGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20. RELATED PARTY TRANSACTIONS

Apart from those as disclosed in notes 7 and 8, the Company had the following material transactions with its related parties during the year ended December 31, 2004:

a.	Received interest income from a director, Mr. Kung, of USD22,111 which was calculated at 5.22% per annum on the outstanding loan principal (Note 8a); and

b.
Paid rentals to a former officer, Mr. Lai, of USD 168,487 which was pre-determined by both parties with reference to market rentals. The operating lease arrangements are cancelable with expiry date in December 2005 and rentals are paid on a monthly basis.

NOTE 21. SUPPLEMENTAL CASH FLOW INFORMATION

During the years ended December 31, 2004, 2003 and 2002, no interest and income tax payments were made by the Company.

The major non-cash transactions in the year ended December 31, 2004 are the issues of the Company’s common stock for the acquisition of CEN, the provision of consultancy works and the sourcing of a contract customer as detailed in notes 1, 14 and 15.

NOTE 22. POST BALANCE SHEET EVENTS

Subsequent to December 31, 2004, the Company paid income tax of approximately USD1.2 million. The loan to Mr. Kung was fully repaid.

We have not authorized any dealer, salesperson or other person to provide any information or make any representations about China Expert Technology, Inc. except the information or representations contained in this Prospectus. You should not rely on any additional information or representations if made.

-------------------

This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any securities:

   except the common stock offered by this Prospectus;

   in any jurisdiction in which the offer or solicitation
        is not authorized;

   in any jurisdiction where the dealer or other salesperson
        is not qualified to make the offer or solicitation;

   to any person to whom it is unlawful to make the offer
        or solicitation; or

   to any person who is not a United States resident or who
        is outside the jurisdiction of the United States.

The delivery of this Prospectus or any accompanying sale does not imply that:

   there have been no changes in the affairs of China Expert
        Technology, Inc. after the date of this Prospectus; or

   the information contained in this Prospectus is correct
        after the date of this Prospectus.

---------------------- PROSPECTUS --------------------- _____ Shares of common stock CHINA EXPERT TECHNOLOGY, INC. ______________, 2006

-----------------------

Until _________, 2006, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Bylaws include an indemnification provision under which we have agreed to indemnify directors and officers of the Company to fullest extent possible under Nevada law from and against any and all claims of any type arising from or related to future acts or omissions as a director or officer of the Company.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of China Expert pursuant to the foregoing, or otherwise, China Expert has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act is, therefore, unenforceable.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth estimated expenses expected to be incurred in connection with the issuance and distribution of the securities being registered. China Expert will pay all expenses in connection with this offering.

Securities and Exchange Commission Registration Fee	$3,500.64
Legal Fees and Expenses	$75,000.00
Miscellaneous	$450,000.00
Bank Charges	$59.30
TOTAL	$528,559.94

ITEM 26. SALES OF UNREGISTERED SECURITIES

During the past three years the registrant has issued the following securities without registration under the 1933 Act:

On October 31, 2005, we closed a financing transaction with the selling stockholders for 7% secured convertible debentures in the principal amount of $6,000,000. Pursuant to a Securities Purchase Agreement, dated as of October 21, 2005, we agreed to sell, and each selling stockholder agreed to purchase in the aggregate, severally and not jointly, up to $6,000,000 of secured convertible debentures. The selling stockholders have the right to convert the full face amount of the debentures into our common stock at a price per share equal to the lesser of (a) $1.80 per share, or (b) 75% of the average of the volume weighted average prices of our common stock for the five consecutive trading days immediately preceding the conversion date. At our option, we are required to make quarterly payments of interest payable in cash or stock, subject to certain conditions under the secured convertible debentures. The due date for the payment of the secured convertible debentures may be accelerated as the result of the occurrence of certain events of default, which include, but are not limited to, defaults by us in making required payments, defaults by us under the Securities Purchase Agreement and other material agreements, bankruptcy, or failure to cause a registration statement for the shares of our common stock underlying the secured convertible debentures to be declared effective within 200 days after the closing date, which occurred on October 31, 2005. On November 1, 2005, we received $5,529,940.50 representing the net proceeds from the issuance of secured convertible debentures to the selling stockholders under the Securities Purchase Agreement. On November 6, 2005, we received a notice of conversion from Ellis International Ltd. Inc for the conversion of 115,128 shares representing an amount equal to $80,000. On November 7, 2005, we received the following notices of conversion: (i) from Alpha Capital AG for the conversion of 251,844 shares of our common stock representing an amount equal to $175,000; (ii) from DKR Soundshore Oasis Holding Fund Ltd. for the conversion of 724,005 shares of our common stock representing an amount equal to $503,111.11; (iii) from Platinum Long Term Growth I, LLC for the conversion of 1,002,426 shares of our common stock representing an amount equal to $696,561; and (iv) from Platinum Partners Advisors, LLC for the conversion of 215,866 shares of our common stock representing an amount equal to $150,000.

On July 18 2005, the Company issued 1,056,911 shares of common stock to Zhao Wei as compensation for consulting services.

On November 12, 2004, the Company issued 1,101,205 shares of common stock to Yuen Lai Mei, as compensation for consulting services.

On February 18, 2004, the Company issued 540,000 shares of common stock to Chiu Wai Hong, as compensation for consulting services.

On February 18, 2004, the Company issued 550,000 shares of common stock to Lau Hing Bun, as compensation for consulting services.

On February 18, 2004, the Company issued 70,000 shares of common stock to Chan Tsz King, as compensation for consulting services.

On February 18, 2004, the Company issued 240,000 shares of common stock to Wu Huan Zhuan, as compensation for consulting services.

On February 18, 2004, the Company issued 400,000 shares of common stock to Ambassador Capital Group, Inc. as compensation for consulting services.

On February 9, 2004, the Company issued a total of 200,000 shares of common stock to Hudson Capital Corporation, as compensation for consulting services.

On February 6, 2004, the Company issued 300,000 shares of common stock to Mid-Continental Securities Corporation for consulting services.

On February 6, 2004, the Company issued 9,967,500 shares of common stock to China Data Holdings Limited for share exchange pursuant to Agreement For Share Exchange dated December 30, 2003.

On February 6, 2004, the Company issued 2,270,595 shares of common stock to China Link Investment Group Limited, for share exchange pursuant to Agreement For Share Exchange dated December 30, 2003.

On February 6, 2004, the Company issued a total of 90,000 shares of common stock to Chan Tsz King as compensation for consulting services.

On February 6, 2004, the Company issued 50,000 shares of common stock to Anna Herbst, as compensation for consulting services.

On February 6, 2004, the Company issued 3,709,904 shares of common stock to Ibroader Development Limited, for share exchange pursuant to Agreement For Share Exchange dated December 30, 2003.

On February 6, 2004,, the Company issued 1,993,500 shares of common stock to I-Mode Technology Limited for share exchange pursuant to Agreement For Share Exchange dated December 30, 2003.

On February 6, 2004, the Company issued 663,500 shares of common stock to Lam Wah as compensation for consulting services.

On February 6, 2004, the Company issued a total of 1,090,000 shares of common stock to Cheung Kin, Wilson as compensation for consulting services.

On February 6, 2004, the Company issued 600,000 shares of common stock to Mo Ka Wen, Karen as compensation for consulting services.

On February 6, 2004, the Company issued 400,000 shares of common stock to Li Sze Tang, as compensation for consulting services.

On February 6, 2004, the Company issued 200,000 shares of common stock to Terry G Cook as compensation for consulting services.

Exhibits Required By Item 601 of Regulation S-B

The exhibits listed below and designated as “provided herewith” (rather than incorporated by reference) follow the signature page to this Prospectus in sequential order.

ITEM 27. EXHIBITS

DESIGNATION OF EXHIBIT	DESCRIPTION	LOCATION

2.1	Articles of Merger, dated May 3, 1996 between Canadian Northern Lites, Inc. and Leopard Capital, Inc.	Incorporated by reference as Exhibit 2.1 to Form 8-K filed on October 10, 2000

3.1	Articles of Incorporation of Canadian Northern Lites, Inc.	Incorporated by reference as Exhibit 4.1 to Form 8-K filed on October 10, 2000

3.2	Amendment to the Articles of Incorporation of Canadian Northern Lites, Inc.	Incorporated by reference as Exhibit 4.1 to Form 8-K filed on October 10, 2000

3.3	By-Laws of Leopard Capital Inc.	Provided herewith

5.1	Legal Opinion of _____ re: legality	To be filed by amendment

10.1	Tenancy Agreement of Office, dated August 20, 2002, between Jinjiang Gongcheng Management Services Co., Ltd. and Expert Network (Shenzhen) Company Limited	Provided herewith

10.2	Tenancy Agreement, dated January 1, 2004, between Lai Man Yuk and Expert Network (Shenzhen) Company Limited	Provided herewith

10.3	Tenancy Agreement of Office, dated April 21, 2004, between Jinjiang Gongcheng Management Services Co., Ltd. and Expert Network (Shenzhen) Company Limited	Provided herewith

10.4	Tenancy Agreement, dated January 1, 2005, between Lai Man Yuk and Expert Network (Shenzhen) Company Limited	Provided herewith

10.5	Employment Contract, dated November 5, 2004, between Zhu Xiao Xin and Expert Network (Shenzhen) Company Limited	Provided herewith

10.6	Employment Contract, dated December 12, 2004, between Chiang Min Liang and Expert Network (Shenzhen) Company Limited	Provided herewith

10.7	Employment Contract, dated June 12, 2005, between Chiang Min Liang and Expert Network (Shenzhen) Company Limited	Provided herewith

10.8	Employment Contract, dated November 4, 2005, between Zhu Xiao Xin and Expert Network (Shenzhen) Company Limited	Provided herewith

10.9	Consulting Agreements dated June 17, 2005 Expert Network Development Company Limited	Incorporated by reference as Exhibit 10.1 to Form 8 filed on July 13, 2004

DESIGNATION OF EXHIBIT	DESCRIPTION	LOCATION

10.10	Office Lease by and between China Expert Technology, Inc. and Mr. Lai Man Yuk, dated as of January 24, 2001	Incorporated by reference as Exhibit 10.1 to Form 8 filed on July 13, 2004

10.11	Strategic Services Agreement, dated February 26, 2004	Incorporated by reference as Exhibit 10.1 to Form S-8 filed on November 8, 2004

10.12
Agreement for Share Exchange, dated December 30, 2003, by and among Leopard Capital, Inc., China Expert Network Company Limited, the Shareholders of China Expert Network Company Limited, and Hudson Capital Corporation
Incorporated by reference as Exhibit 2.1 to Form 8-K filed on February 24, 2004

10.13
Agreement, dated May 8, 2003, by and between the People’s Municipal Government of Nan’an City and Expert Network (Shenzhen) Co., Ltd. regarding Electronic Administration Planning, Design and Construction of the Municipality Government of Nan’an City
Provided herewith

10.14
Agreement, dated April 30, 2003, by and between Jinjiang Gongcheng Management Services Co., Ltd. and Expert Network Development (Shenzhen) Co., Ltd. regarding the Jinjiang City Electronic Administration Planning, Design and Construction
Provided herewith

10.15	Supplementary Provisions to Contract, dated June 10, 2003 by and between Jinjiang Gongcheng Management Services Co., Ltd. and Expert Network Development (Shenzhen) Co., Ltd.	Provided herewith

10.16
Agreement, dated March 20, 2005, by and between Jinjiang Gongcheng Management Services Co., Ltd. and Expert Network Development (Shenzhen) Co., Ltd. regarding the Jinjiang Electronic Administration Promotion Project
Provided herewith

10.17
Agreement, dated May 5, 2005, by and between Jinjiang Gongcheng Management Services Co., Ltd. and Expert Network Development (Shenzhen) Co., Ltd. regarding the Jinjiang Electronic Business Project Construction
Provided herewith

10.18
Agreement, dated April 9, 2004, by and between Dehua County People’s Municipality of Fujian Province and Expert Network Development (Shenzhen) Co., Ltd. regarding the Electronic Administration Planning, Design and Construction of Dehua County
Provided herewith

DESIGNATION OF EXHIBIT	DESCRIPTION	LOCATION

10.19
Agreement, dated January 5, 2005, by and between Dehua County Electronic Administration and Construction Management Company Limited of Fujian Province and Expert Network Development (Shenzhen) Co., Ltd. regarding the Electronic Administration Construction of Dehua County (Phase 2)
Provided herewith

10.20
Agreement, dated June 17, 2005, by and between Huian County Electronic Administration Management Company, Limited and Expert Network Development (Shenzhen) Co., Ltd. regarding the Electronic Administration Planning, Design and Construction of Huian County People’s Municipality of Fujian Province
Provided herewith

10.21
Securities Purchase Agreement, dated October 21, 2005 by and between China Expert Technology, Inc, Alpha Capital AG, DKR Soundshore Oasis Holding Fund, Ltd., Ellis International, Ltd. Inc. Platinum Partners Advisors, LLC and Platinum Long Term Growth I, LLC
Provided herewith

10.22
Registration Rights Agreement dated October 31, 2005 by and between China Expert Technology, Inc. Alpha Capital AG, KDR Soundshore Oasis Holding Fund, Ltd., Ellis International, Platinum Partners Advisors, LLC and Platinum Long Term Growth I, LLC
Provided herewith

10.23	Security Agreement, dated October 31, 2005, by and between China Expert Technology, Inc., China Expert Network Co., Ltd., Expert Network (SHENZHEN) Co., Ltd. and Hong Zhong Holdings, Ltd..	Provided herewith

10.24	Form of Secured Debentures	Provided herewith

10.25
Escrow Agreement, dated October 21, 2005, by and between China Expert Technology, Inc. Alpha Capital AG, KDR Soundshore Oasis Holding Fund, Ltd., Ellis International, Platinum Partners Advisors, LLC and Platinum Long Term Growth I, LLC
Provided herewith

10.26	Form of Short Term Warrant	Provided herewith

10.27	Form of Long Term Warrant	Provided herewith

10.28	Lock-Up Agreements, dated October 21, 2005, by and among China Expert Technology, Inc. and China Data Holdings Ltd., and China Link Investment Group Limited.	Provided herewith

10.29	Subsidiary Guarantee, dated as of October 31, 2005, by and between China Expert Network Co. Ltd., Expert Network (Shenzhen) Co. Ltd., and Hong Zhong Holdings Ltd.	Provided herewith

14.01	Code of Ethics	Provided herewith

23.1	Consent of PKF	Provided herewith

ITEM 28. UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any Prospectus required by Sections 10(a)(3) of the Securities Act of 1933 (the “1933 Act”);

(ii) Reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii) Include any additional or changed material information on the plan of distribution;

(2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities that remain unsold at the end of the offering.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on our behalf by the undersigned, on December 29, 2005.

CHINA EXPERT TECHNOLOGY, INC.

Date: December 29, 2005	By:	/s/ Zhu Ziaoxin
Name: Zhu Ziaoxin Title: Chief Executive Officer

Date: December 29, 2005	By:	/s/ Chiang Min Liang
Name: Chiang Min Liang Title: Chief Financial Officer

In accordance with the Securities Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: December 29, 2005	By:	/s/ Zhu Ziaoxin
Name: Zhu Ziaoxin Title: Chief Executive Officer, President and Director

Date: December 29, 2005	By:	/s/ Huang Tao
Name: Huang Tao Title: Chairman and Director

Date: December 29, 2005	By:	/s/ Chiang Min Liang
Name: Chiang Min Liang Title: Chief Financial Officer

Date: December 29, 2005	By:	/s/ Kung Sze Chau
Name: Kung Sze Chau Title: Director